As filed with the Securities and Exchange Commission on April 7, 2006, Registration No. 333-124996

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1

FORM SB-2/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Cordia Corporation

(Name of small business issuer in its charter)

                           Nevada                                                     4813                                                        11-2917728

          (State or jurisdiction of                          (Primary Standard Industrial            (I.R.S. Employer Identification No.)

           incorporation or organization)                Classification Code Number)

13275 W. Colonial Drive

Winter Garden, Florida 34787

(407) 313-7090

(Address and telephone number of principal executive offices)

13275 W. Colonial Drive, Winter Garden, Florida 34787

(Address of principal place of business)

Joel Dupré, Chief Executive Officer

Cordia Corporation

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

(Name, address and telephone number of agent for service)

With Copies to:

Maria A. Abbagnaro, General Counsel

Cordia Corporation

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

Approximate date of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering                                                                                                             [    ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering                                                                                                                                                [     ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement with the same offering                                                                                                                                             [     ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box               [     ]

	CALCULATION OF REGISTRATION FEE
Title of each		Proposed maximum	Proposed maximum
class of securities	Amount to be	offering price	aggregate offering	Amount of
to be registered	registered	per unit	price	registration fee

Common stock
0.001 par value (1)	1,500,000	$1.00	$1,500,000	$176.50

Common stock
0.001 par value (2)	750,000	$2.00	$1,500,000	$176.50

Common stock
0.001 par value (3)	750,000	$4.00	$3,000,000	$353.10

(1) Represents shares underlying series A convertible preferred stock, which are convertible into shares of
Cordia Corporation’s (“Cordia”) common stock. As of April 7, 2006, 707,800 shares of series A convertible preferred stock are outstanding.

(2) Represents shares underlying warrant A, which may be exchanged for common stock at an Exercise Price of
$2.00 per share. Warrant A expires on March 3, 2008.  As of April 7, 2006, 420,000 shares of common stock underlie warrant A with an Exercise Price of $1.84 per share.

(3) Represents shares underlying warrant B, which may be exchanged for common stock at an Exercise Price of
$4.00 per share. Warrant B expires on March 3, 2009. The Exercise Price has been reduced to $3.68 per share.

The registration fee in the amount of $706.10 was previously paid when this Registration No. 333-124996 was previously filed on May 17, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION

PROSPECTUS

CORDIA CORPORATION

2,128,200 shares of Common Stock, 0.001 par value

This prospectus relates to periodic offers and resale of an aggregate 2,128,200 shares of our common stock held by Barron Partners, L.P., the selling security holder, which includes:


250,400 shares of our common stock converted from series A convertible preferred stock,

707,800 shares of our common stock underlying series A convertible preferred stock, and

1,170,000 shares of our common stock underlying common stock purchase warrants.


All shares are being offered through the selling security holder.  We will not receive any proceeds from the sale of the shares by the selling security holder. The shares of common stock are being offered for sale by the selling security holder at prices established on the OTC Bulletin Board (“OTCBB”) or other trading markets or exchanges where our stock trades or by agreement between selling security holder and the buyer during the term of this offering. There are no minimum purchase requirements. These prices will fluctuate based on the demand for the shares of common stock.  Our common stock is quoted on the OTCBB under the symbol "CORG.OB." On March 31, 2006, the closing price for our common stock was $2.68 per share.

A current prospectus must be in effect at the time of the sale of the shares of common stock offered herein.  Each selling security holder of the common stock is required to deliver a current prospectus upon the sale.  In addition, for the purposes of the Securities Act of 1933, selling security holder may be deemed an underwriter.  Therefore, the selling security holder may be subject to statutory liabilities if the registration statement, which includes this prospectus, is defective by virtue of containing a material misstatement or failing to disclose a statement of material fact.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2 of this prospectus to read about the risks of investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ___________, 2006.

Prospectus Summary

This summary highlights information contained in this prospectus and may not contain all of the information that should be considered prior to investing in our shares.  We encourage you to read this prospectus in its entirety, with particular attention to the information under “Risk Factors” and our consolidated financial statements and related notes included in this prospectus.

THE OFFERING

Securities offered by selling security holder	2,128,200 shares of common stock

Common stock outstanding before the offering	5,808,774

Common stock to be outstanding after the offering	7,686,574

Use of proceeds

We will not receive any proceeds from the sale of shares of common stock offered in this prospectus, other than the exercise price, to be paid upon selling security holder’s exercise of outstanding warrants.  See “Use of Proceeds” beginning on page 8.

OTC bulletin board symbol	CORG.OB

Risks

As part of your evaluation, you should take into account not only our business approach and strategy, but also special risks we face in our business.  For a detailed discussion of these risks and others, see “Risk Factors” beginning on page 2.

Overview


Cordia Corporation (“Cordia”) is a global telecommunications services firm providing both domestic and international business, residential, and wholesale customers with local and long distance voice services utilizing traditional wireline and Voice over Internet Protocol (“VoIP”) technologies.  We generate a majority of our revenue through our wholly owned subsidiary, Cordia Communications Corp., and the retail telecommunications products and services we are able to offer our customers, located in the United States, by leasing the underlying network of larger telecommunications carriers.

We also offer, through our wholly-owned subsidiary CordiaIP Corp. (“CordiaIP”), a voice over broadband solution enabling delivery of voice services over any broadband Internet Protocol (“IP”) connection.  We believe VoIP is the logical extension of our traditional wireline telecommunications service offerings and it is our goal to provide increased productivity, enhanced quality of service and next generation integrated services to our consumers.  As VoIP technology evolves and continues to improve, we believe it will gain widespread acceptance as a competitive alternative to traditional telecommunications service offerings.  It is our intention to expand geographically from a regional telecommunications provider to a global provider. In furtherance our global strategy, through our wholly owned Hong Kong subsidiary, Cordia HK Limited, we established a network Point of Presence (“POP”), a network of servers allowing us to connect to other communications services, in Hong Kong. We also launched a fully integrated Spanish language VoIP service, and we acquired Triamis Group Limited, owner and operator of a Wi-Fi network in Hong Kong.

In addition to our suite of wireline and VoIP telecommunications service offerings we generate revenue from our web-based service offerings, which include the solutions we provide on an outsourced basis to other telecommunications service providers.  We provide secure Internet enabled software systems through user-friendly web client front ends, which we refer to as Workspaces® that serve as an interface for integration with our software systems.  Through our Workspaces®, clients are able to outsource tasks incident to the provision of telecommunications services such as provisioning, order entry, repair, customer service, collections, margin integrity and purchase local telecommunications services directly from us for retail purposes.  An additional, but lesser source of revenue is derived from Carrier Access Billing Services (“CABS”), which is compensation we receive from other telecommunications carriers who utilize a portion of our loop to complete long distance calls to our customers.


Summary of Financial Information


We reported revenues of approximately $41,951,000 and net income of approximately $1,265,000 ($1,053,000 after dividends on preferred stock) or $0.23 per share for the year ended December 31, 2005.  At December 31, 2005, we had cash and cash equivalents (including restricted cash) of approximately $2,346,000 and positive working capital of approximately $1,156,000, which represented an increase in working capital of approximately $2,241,000 from the deficit reported at December 31, 2004 of approximately ($1,085,000). At December 31, 2005, we reported an accumulated deficit of approximately ($3,407,000) and net income (before preferred dividends) of approximately $1,265,000.  The increase in our working capital is related to funds received as a result of the completion of a private placement of series A convertible preferred stock in which we raised $1,500,000, increase in accounts receivable balances from 2005 versus 2004 offset by corresponding increases in accounts payable balances. Our accompanying financial statements for the year ended December 31, 2005, have been audited by Lazar Levine & Felix, LLP, an independent registered accounting firm.


Corporate Information

We were incorporated in 1988 in New York and changed domicile to Nevada in April 2000.  Our principal office is located at 13275 W. Colonial Drive, Winter Garden, Florida 34787.  Our telephone number at this location is (407) 313-7000.  We also maintain a regional office in White Plains, New York.

Risk Factors

An investment in our common stock involves a high degree of risk, and should not be made by anyone who cannot afford to lose his or her entire investment.  You should consider carefully the risks set forth in this section, together with the other information contained in this prospectus, before making a decision to invest in our common stock.  Our business, operating results and financial condition could be seriously harmed and you could lose your entire investment if any of the following risks were to occur.

Prior to the period ended March 31, 2005, we have never reported net income from operations or positive working capital.  Even with recent profits and capital infusions, our operations are tenuous and any downturn in business, even minor, could result in renewed losses and liquidity issues.


The year ended December 31, 2005, was the first year we reported income from operations resulting in net income of approximately $1,265,000 ($1,053,000 after dividends on preferred stock).  Prior to that period, and since our inception, we have generated operating losses.  Prior to 2005, our net losses increased primarily due to the large initial expenses we incurred from corporate staffing, system development and sales and marketing.  During 2005, we were finally able to reach a break even point of sufficient customer revenue to cover our expenses.  However, as costs increase, we will have to add additional customers or increase our charges to customers to remain profitable. Since we operate in a very competitive environment it is often difficult to raise prices to cover increased expenses.  We, therefore, rely on having a sufficient client base to support our operations.  Any reduction in our client base can cause us to move into a negative earning position.  Furthermore, even with the capital infusion and income earned in 2005, we have very limited resources and our ability to expand is restrained by our available cash.  We anticipate continued growth but any changes from increased expenses or reduction in customers will prevent our ability to grow and could have long term effects on our revenues.


 Our dependency on underlying service providers may limit our profitability through increased operating costs and potential supply limitations.

In order to provide telecommunications service, we lease our underlying network from larger telecommunications carriers known as Incumbent Local Exchange Carriers (“ILECs”) such as Verizon Communications Inc. (“Verizon”) BellSouth Corporation, Qwest Communications International, Inc, (“Qwest”) and AT&T, Inc. (“AT&T”), formerly known as SBC Communications Inc.  We have multi-state, multi-year interconnection and commercial services agreements with Verizon, Qwest, and AT&T governing our network leasing arrangements.  These agreements provide for surcharges and higher costs than our previous arrangements, which were federally mandated for all small telecommunications providers.  Assuming we do not continue to grow our customer base, and based on our current costs associated with providing service, as of the date of this filing, we will experience an initial 10% increase in operating costs equal to approximately $1.8 million in total service costs.  This increase will continue over the term of the Verizon agreement to over 10%. Assuming our customer base remains a constant, total service costs will equal approximately $4.8 million.  These costs will increase in direct correlation to the growth rate of our customer base.   The term of these agreements range from three (3) years to five (5) years, expiring in 2008 and 2009, and are subject to termination for material breach, including, but not limited to default in payment, upon written notice and defaulting party’s failure to cure. Geographically, these agreements cover all the territories in which we are licensed to operate as a telecommunications carrier.  There is no guarantee that we will be able to negotiate new agreements upon expiration or that any new agreements will be as favorable as our existing agreements. As we seek to expand into additional regions, we will have to negotiate additional agreements, which may not be as favorable as the previously mandated cost arrangements and may affect our profits.

Our reliance on our underlying carrier to offer telecommunications services may affect our ability to attract customers and our reputation in the telecommunications industry.

The services we wish to offer our customers are not always made readily available to us on a resale basis while the ILEC is able to offer them directly to the customer making the ILEC a more attractive service provider.   These unavailable services, include but are not limited to, point to point service, local data circuit service, trademarked service such as identacall, dedicated primary rate interface service, high density local circuit service, and services that utilize the underlying carrier’s fiber network.  A further element of risk is that we depend on the ILEC to process our orders, address repair issues and install new lines.  In the past, we have experienced difficulty with regard to the underlying carrier’s timeliness in processing new orders, addressing repair issues, and installing new lines.   Specifically, there have been occasions when our underlying carrier’s repair technicians, dispatched at Cordia’s request, have failed to arrive or were late at a customer’s premises for repair issues or new installations.  The difficulty we encounter with the ILEC in its response to these issues can adversely effect our reputation and good will in the telecommunications industry and in essence affect our ability to attract customers and reach a level of profitability.

Our lack of capital limits our ability to compete in the market place, which can adversely affect our market share, revenue and gross margins.

We face increasing competition in the traditional telecommunications and VoIP industry.  Our business model requires that we reach a certain customer line count and we maintain this level.  Failure to reach this level will affect our ability to remain profitable and may result in liquidity issues.  If we fail to compete effectively or if we experience reduced market share from increased competition, our business will be adversely affected.  We believe some of the competitive factors in our market include:

(1)

Service functionality, quality and performance;

(2)

Ease of use, reliability and security of devices;

(3)

Establishing a significant base of customers and distribution partners;

(4)

Ability to introduce new services to the market in a timely manner;

(5)

Customer service and support; and

(6)

Pricing

Although we do not currently compete against any one entity with respect to all aspects of our service offerings, there are multiple competitors that provide products and services that are similar or the same as ours.  The most significant competitors in the territories we currently offer, and plan to offer, traditional wire line service are Verizon and Qwest. We also compete with other larger competitive local exchange carriers and resellers.  Our competitors in VoIP service offerings are Vonage, AT&T and cable companies that are bundling voice service with their other cable services.  All of these competitors, and those that are not specifically referenced, have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and greater financial, technical and marketing resources than Cordia.    These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can.  Our competitors may develop offerings that we do not have or are more sophisticated than our own.  For these reasons, our competitor’s products and services may achieve greater acceptance in the marketplace than our own.  This will limit our ability to gain market share and affect our ability to generate revenues to achieve a profitable level of operations.  Our failure to adequately address these factors could harm our business and results of operations.

Our continued profitability in this industry will be dependent on our ability to keep up with technological innovations and ever-constant evolving industry standards.  The nature of the industry threatens us with becoming obsolete if we fail to use technology effectively, or fail to develop our technical expertise and enhance our service offerings.

Our competitors have greater capital and resources allowing them to attract developers and other individuals with technological expertise to promote rapid technological advancement and quicker rollout of new products and services.  The advantage that competitors may have over us can adversely affect our business financial conditions and results of operations.

We are a small company that relies on a few significant employees to ensure that our business operates efficiently.  If we were to lose one of these employees it would effect our business operations and we would experience difficulty in replacing one of these employees.

Other larger companies have greater capital resources and therefore greater recruitment capability than Cordia.  This may limit our ability to hire new talent and retain current significant employees. We have a very small staff of executives and significant employees.  We rely on our executive officers, senior management and significant employees to ensure that our telecommunications business operates efficiently.  The loss of such an employee could harm our business, and it should be noted that all of our employees are at-will.  We believe that our success in this business depends on our ability to continue to attract and retain highly skilled and knowledgeable telecommunications staff.

Government regulation of traditional telecommunications and VoIP can result in an increased cost of operations thus delaying our reaching a level of profitability.

Since the Telecommunications Act of 1996, telecommunications services and local exchange carriers have been highly regulated at the state and federal level.  Over the last several years, the Federal Communications Commission (“FCC”) and the courts have been working to change the obligations that underlying carriers have to competitive local exchange carriers.  The ongoing changes in the regulatory environment could adversely affect our business, financial condition or results of operations by increasing our cost of operations and limiting access to the underlying carrier’s network.  To minimize these potential adverse affects, we entered into multi-year, multi-state commercial agreements with Verizon, Qwest and AT&T.  Our ability to enter into additional agreements is uncertain.  The current agreements have stretched our resources by increasing our costs and restricting our cash and will have an initial affect of limiting our growth.  The cash restriction is a result of opening certificates of deposit in the amount of $1,401,000 to secure letters of credit with Verizon.  Without the recent financing we may not have been able to comply with the financial terms of our agreements with Verizon and Qwest, specifically posting the letters of credit with Verizon.

To date, the FCC has not regulated VoIP.  Recently, however, the FCC and various state regulatory agencies have taken an interest in the regulation of VoIP due to its similarity to traditional wireline services.  While the FCC does not presently regulate VoIP it has commenced a proceeding to examine its role in the new Internet based environment for voice services.  The FCC has also directed VoIP providers to supply enhanced 911 emergency calling capabilities to customers as a mandatory feature of service. The FCC required compliance with this requirement as of November 28, 2005 and we achieved compliance with the mandate in January 2006, allowing us to proceed with our complete roll-out and related marketing efforts of VoIP.  In addition, the FCC requires VoIP service providers to accommodate law enforcement wiretaps in accordance with the Communications Assistance For Law Enforcement Act by May 2007 and we are taking steps to ensure compliance by this date.  Due to the similarity between VoIP and traditional wireline services it is possible that future VoIP regulations will mirror the regulations in place for traditional wireline services requiring that we implement additional compliance measures.  Any additional compliance requirements that we would have to meet will increase our overall cost to provide services and may effect our ability to offer competitive pricing as compared to other VoIP carriers.

The FCC’s current position to treat VoIP as an unregulated service has allowed for rapid entrance into this newly emerging marketplace to grow our VoIP business both domestically and internationally.  Similarly, the FCC currently views resale wireless services as an unregulated service and as a result, entrants into this market avoid the regulatory expenses involved in filing an application with the appropriate regulatory agency for authority to offer this service to consumers.  It is important to note, that although VoIP service is an unregulated activity there is uncertainty with respect to the future direction of the FCC and future regulations and their impact on our business operations with respect to this service.  We would, however, anticipate any regulation to increase our costs associated with providing VoIP service and affect our profit margin.

In addition, it is important to recognize that expanding globally exposes us to additional regulatory requirements. The stance taken by various countries on the provision of VoIP ranges from total prohibition, to limitation and control of the service by requiring licensing or other registration, to no regulation at all.  In addition to compliance with the local regulatory framework in various countries, we must also take into consideration any economic and trade sanctions based on United States foreign policy and national security goals strictly prohibiting us from conducting business or exporting telephone adapters to certain regions.  We are in the process of investigating the regulatory requirements in all the countries in which we plan on conducting business as well as obtaining necessary export licenses.  These requirements may limit our access to certain regions and/or increase our overall cost to provide services in such regions thereby limiting growth and profitability.

Failure of customers to pay bills in a timely manner adversely affects our ability to pay our underlying network provider.

We are responsible for timely payment to our underlying carriers for use of their networks to provide telecommunications service to our customers.  We depend on our customer’s payment of their bills so that we can pay our underlying carrier for network access.  Delinquency or non-payment of our customers stresses our liquidity and in some instances may affect our ability to timely pay our suppliers. If we are unable to pay or are late in paying our underlying network provider we may experience a suspension of service, resulting in an interruption of our customer’s telecommunications service.

Our customer base consists of small businesses and residential consumers.  In some instances, we may have difficulty in collecting amounts due on a timely basis.  This failure to collect amounts due in a timely manner may adversely affect our business, financial condition, results of operations and cash flow.  At December 31, 2005, we reported approximately $865,000 in allowance for doubtful accounts as compared to $628,000 at December 31, 2004.  Unless we are able to increase our cash reserves or our borrowing capability we may continue to have liquidity issues from bad debt.

Cordia’s shares will be considered a "penny stock" and be subject to rules which limit the shares ability to be sold.

Our common stock is quoted on the OTCBB and currently trades below $5.00 per share.  For much of our history our shares have been treated as "penny stock" within the definition of that term contained in Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended. These rules impose sales practices and disclosure requirements on certain broker-dealers who engage in certain transactions involving penny stocks.  These additional sales practices and disclosure requirements could impede the sale of our securities, including securities purchased herein, in the secondary market.  In general, penny stocks are low priced securities that do not have a very high trading volume.   Consequently, the price of the stock is volatile and you may not be able to buy or sell the stock when you want.  Accordingly, the liquidity for our securities may be adversely affected, with related adverse effects on the price of our securities.

Under the penny stock regulations, a broker-dealer selling penny stocks to anyone other than an established customer or “accredited investor" (generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt.  In addition, unless the broker-dealer or the transaction is otherwise exempt, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule relating to the penny stock.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the Registered Representative and current quotations for the securities.  A broker-dealer is additionally required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

The market for our common stock is limited and there are no assurances an active market for our common stock will ever develop.  Accordingly, purchasers of our common stock cannot be assured any liquidity in their investment.

The selling security holder’s conversion of series A convertible preferred stock and exercise of warrants may result in the dilution of voting power of common stock held by existing stockholders.

The selling security holder has converted 792,200 shares of series A convertible preferred stock and as of March 31, 2006 currently holds 250,400 shares of common stock.  The selling security holder may convert an additional 707,800 shares resulting in the conversion of an aggregate of 1,500,000 shares of series A convertible preferred stock.  The selling security holder has exercised 330,000 warrants and may exercise an additional 1,170,000 for an aggregate of 1,500,000 warrants resulting in an additional 3,000,000 shares of our outstanding common stock.  Currently there are 5,808,774 shares common stock that are outstanding. The terms of the stock purchase agreement limit the number of shares of convertible preferred stock the selling security holder may convert into common stock if the conversion would result in the selling security holder beneficially owning more than 4.99% of the then outstanding number of shares of common stock on that day.  This limitation may be waived by the selling security holder.  If the selling security holder waived this restriction and converts all of its shares of series A convertible preferred and exercises all of its warrants it would beneficially own 39% of the then outstanding shares of common stock effectively reducing the proportionate ownership and voting power of common stock held by existing shareholders.

The shares available for future resale under this registration statement can adversely affect the market price of our common stock.

To date, we have had limited trading volume in our common stock.  We filed this registration statement with the Securities and Exchange Commission covering the resale by the selling security holder of an aggregate of 3,000,000 shares of our common stock.  Sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, under Securities and Exchange Commission Rule 144 or otherwise could adversely affect the prevailing market price of our common stock.

The warrants are subject to certain conditions which will result in an adjustment of the exercise price thereby reducing our anticipated cash received from the exercise of the warrants and which will reduce our anticipated shareholder’s equity.

For failure to meet the annual EBIDTA requirement the warrant price shall be reduced.  This reduction shall be made on a proportionate basis if our EBIDTA earnings fall below $0.25 per share.  For example, if Cordia earns $0.20 per share, or 20% below $0.25 per share then the warrant exercise price shall be reduced by 20%.  The warrant exercise price shall be reduced by 90% if Cordia’s EBIDTA earnings are less than or equal to $0.025 per share or we experience a loss.  We failed to meet our 2005 EBIDTA target as of December 31, 2005 and the strike prices were reduced to $1.86 and $3.68, respectively.  If Cordia sells, grants or issues any shares, options, warrants or any instrument convertible into shares or equity in any form below $1.00 per share the warrant exercise price shall be reduced proportionately, except for newly issued options, warrants and shares to Cordia’s management, employees and consultants up to five (5) percent of fully dilute outstanding shares each year.

We are not yet certified as being in compliance with the internal control rules required by the Sarbanes-Oxley Act of 2002.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management’s internal controls over financial reporting in their annual reports, including Form 10-KSB.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of our internal controls.  We were not subject to these requirements for the fiscal year ended December 31, 2005, however we will be subject to these requirement for the fiscal year ending December 31, 2007.  Although we have been taking steps to improve our internal and management controls, our independent registered public accounting firm has not reviewed our internal controls.

While we expect to expend significant resources over the next few months in developing the necessary documentation and testing procedures required by Section 404 of Sarbanes-Oxley of 2002, there is a risk that we will not comply with all of the requirements imposed by this rule.  In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot correct in a timely manner or we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our controls, investors and others may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer.

In addition, in the event that our independent registered public accounting firm is unable to rely on our internal controls in connection with their audit or our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements which could also adversely affect the market price of our common stock and our ability to secure additional financing as needed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

You can identify forward-looking statements by the use of the words "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "proposed," or "continue" or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Use of Proceeds

We will not receive any proceeds upon the resale of shares by the selling security holder. As of December 31, 2005, we received $660,000 from the selling security holder upon exercise of 330,000 outstanding warrants. Any additional proceeds that we receive will be from the selling security holder upon the exercise of the remaining outstanding warrants.  A reduction in the exercise price of the warrants was to occur on a proportionate basis in the event that our EBIDTA earnings fell below $0.25 per share for fiscal year 2005.  Our EBIDTA earnings for the period ended December 31, 2005, was $0.23 per share and as a result, the exercise price of the outstanding warrants were reduced by 8% per share.  The aggregate proceeds we will receive based on the 8% reduction, if selling security holder exercises the remaining outstanding warrants is $3,532,800 as compared to the $3,840,000 we would have received absent the reduction in the exercise price. We will use these proceeds for general working capital. The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances that any of the outstanding warrants will be exercised or that any of the series A convertible preferred stock will be converted.

Determination of Offering Price

Our common stock will be offered by the selling security holder in amounts, at prices, and on terms to be determined in light of market conditions at the time of sale. The shares may be resold directly by the selling security holder in the open market at prevailing prices or through negotiations between selling security holder and prospective buyer or through agents, underwriters, or dealers. We will not control or determine the price at which the shares are sold.

Selling Security Holder

The selling security holder is Barron Partners, L.P., a Delaware limited partnership, with offices at 730 Fifth Avenue, 9th Floor New York, New York 10019.  Andrew Barron Worden holds voting and investment control of selling security holder. The selling security holder has never in the past nor currently holds a position or office with Cordia.  With the exception of the transaction described below, the selling security holder has not had any material relationship with Cordia during the last three (3) years.  The selling security holder is not a registered broker-dealer or an affiliate of a registered broker-dealer.

On March 3, 2005, Cordia and the selling security holder executed a preferred stock purchase agreement which involved the sale of 1,500,000 shares of series A convertible preferred stock and 1,500,000 warrants, both of which underlie an aggregate 3,000,000 shares of our common stock for a purchase price of $1,500,000.  The closing for this transaction occurred on March 7, 2005.

As of March 31, 2006, the selling security holder converted 792,200 shares of series A convertible preferred stock and exercised warrants for the purchase of 330,000 shares of common stock. The selling security holder’s current holdings represent an aggregate of 2,128,200 shares of common stock in the form of 250,400 shares of common stock, 707,800 shares of series A convertible preferred stock and an aggregate of 1,170,000 warrants. The selling security holder proposes to offer all of its holdings for sale after this registration becomes effective and upon conversion of series A convertible preferred stock and exercise of warrants.

Plan of Distribution

The selling security holder may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The selling security holder may use any of the following methods when selling shares:

(1)	Ordinary brokerage transaction and transactions in which the broker-dealer solicits purchasers;
(2)	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(3)	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
(4)	An exchange distribution in accordance with the rules of the applicable exchange or privately negotiated transactions;
(5)	Short sales after this registration becomes effective;
(6)	Broker dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;
(7)	A combination of any such methods of sale; or
(8)	Any other method permitted pursuant to applicable law.

The selling security holder may also engage in short sales against the box after this registration statement becomes effective, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling security holder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. We may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.

The selling security holder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holder to include the pledgee, transferee or other successors in interest as selling security holder under this prospectus.

The selling security holder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holder to include the pledgee, transferee or other successors in interest as selling security holder under this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

The selling security holder acquired the securities offered hereby in the ordinary course of business and has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling security holder uses this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling security holder.  This rule generally prohibits market making activities and purchase and sales within certain time frames by selling security holder.

Legal Proceedings

We are not currently a party to any legal proceedings that we believe will have a material adverse effect on our financial condition or results of operations.

Directors, Executive Officers, Promoters and Control Persons

The following table identifies all directors and executive officers:

		Principal Occupation for Past Five Years and
Name	Age	Current Public Directorships or Trusteeships

Joel Dupré	52

Chief Executive Officer, Director and Chairman of the Board.  Mr. Dupré has twenty-five (25) years experience in domestic and international trade.  He is currently developing Cordia’s international VoIP service offerings and marketing strategy.  He formed One Dot Source, LLC in 2000, an international sourcing company providing private label import programs to America’s mass merchandisers. Mr. Dupré also served as Chairman of the Board for eLEC Communications Corp. (“eLEC”), a competitive local exchange carrier, from 1995-2005.

Kevin Griffo	45

President and Chief Operating Officer since 2005.  Mr. Griffo has over twenty (20) years experience in the telecommunications industry and has served as Chief Operating Officer of Cordia Corporation since September 2005.  Prior to his service with Cordia Corporation, Mr. Griffo served as Executive Vice President of Local Service, Sales and Direct Sales for Talk America Holdings, Inc., a competitive local exchange carrier.

Patrick Freeman	39

Chief Technology Officer since 2005, Chief Executive Officer and President of Cordia Corporation from December 2002 through 2005 and current Director.  Mr. Freeman served as President of Cordia’s subsidiary, Cordia Communications Corp., from December 2002 to January 2005, and currently serves as its Chief Executive Officer.  Prior to his service with Cordia, Mr. Freeman served as Director of Billing Service and then as Vice President of Telecommunications Services at eLEC where he managed billing and wholesale services divisions from April 2000 to December 2002.

Lorie M. Guerrera	36

Chief Accounting Officer and Treasurer of Cordia since September 2001.  Prior to her service with Cordia, Ms. Guerrera was employed by Crescent Telephone Company, Inc.  where she started as a Senior Accountant in 1994 and resigned from the position of Chief Financial Officer in 2001.  Ms. Guerrera holds a BS in Accounting and an M.B.A with an emphasis on International Business and Global Expansion.

Wesly Minella	40

Director and Secretary of Cordia since March 2001 and President and Chief Operating Officer of its subsidiary, Cordia Communications Corp., since January 2005.  Prior to his service with Cordia, Mr. Minella was employed by eLEC from September 1999 through January 2005, where he served as Director of Operations and oversaw operations for two of its operating subsidiaries, New Rochelle Telephone Corp. and Telecarrier Services Inc.  From September 1999 to December 2002, Mr. Minella served as Vice President of Operations of Essex Communications Inc., a competitive local exchange carrier and former subsidiary of eLEC.

John Scagnelli	52

Director since December 2000.  From his initial election as Director until May 2005, Mr. Scagnelli served as Chairman of the Board.  Mr. Scagnelli has twenty-four (24) years experience in the data processing industry and has served as Eastern Regional Sales Manager for Lawson Software since September 2004.  Prior to his service with Lawson Software, from June 2003, he served as Regional Sales Manager for the East Coast for Cognos Corporation, offering business analysis, budgeting and planning applications.  From September 1999 to June 2003, Mr. Scagnelli served as the Sales Director for Hyperion Solutions, Inc., a business analysis software solution provider.

Gandolfo Verra	57

Director since May 2005.  Mr. Verra has thirty-five (35) years experience in Finance and Accounting.  He possesses a BBA in Accounting and a Masters of Science in Taxation from Pace University.  Since April 1988, he has been employed as Controller for eLEC.

The following table identifies significant employees who are not directors and/or officers of Cordia or nominated to serve as such:

Alexander Minella	46

General Manager Telecommunications Division. For the last five years, Mr. Minella has been Managing Member of Geils Ventures LLC, a private venture capital company. For the last three years, Mr. Minella has been the General Manager of Cordia’s telecommunications businesses. Mr. Minella was a founder of Essex Communications Inc., which was sold to eLEC in February 1998, and Access One Communications Inc., which was sold to Talk America Holdings Inc., in August 2000.

Maria Abbagnaro	31

General Counsel.  Ms. Abbagnaro has served as counsel for Cordia since December 2001.  Prior to 2001, since earning her Juris Doctor in 2000, she served as Director of Regulatory Affairs for eLEC.  Ms. Abbagnaro is admitted to practice law in Connecticut, New York and the United States District Court, District of Connecticut.

Family Relationships

John Scagnelli and Wesly Minella are related through marriage.

None of the aforementioned directors or executive officers have during the last five (5) years, filed for bankruptcy, was convicted in a criminal proceeding or was the subject of any order, judgment, or decree permanently, temporarily, or otherwise limiting activities (1) in connection with the sale or purchase of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws, (2) engaging in any type of business practice, or (3) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of March 20, 2006, the names, addresses and number of shares of common stock beneficially owned by all persons known to the management of Cordia to be beneficial owners of more than 5% of the outstanding shares of common stock, and the names and number of shares beneficially owned by all directors of Cordia and all executive officers and directors of Cordia as a group (except as indicated, each beneficial owner listed exercises sole voting power and sole dispositive power over the shares beneficially owned).

For purposes of this table, information as to the beneficial ownership of shares of common stock is determined in accordance with the rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Except as otherwise indicated, all shares of our common stock are beneficially owned, and sole investment and voting power is held, by the person named. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock, which such person has the right to acquire within 60 days after the date hereof. The inclusion herein of such shares listed beneficially owned does not constitute an admission of beneficial ownership.

All percentages are calculated based upon a total number of 5,808,774 shares of common stock outstanding as of March 20, 2006, plus, in the case of the individual or entity for which the calculation is made, that number of options or warrants owned by such individual or entity that are currently exercisable or exercisable within 60 days.

	Amount and Nature of	Percentage of Outstanding
Name and Address of Beneficial Owner	Beneficial Owner	Common stock

Principal Shareholders
Patrick Freeman	730,000	12.57%
13275 West Colonial Drive,
Winter Garden, Florida 34787

Geils Ventures, LLC	2,000,000	34.43%
1866 Leithsville Road, #301
Hellertown, Pennsylvania 18055

Alexander Minella	2,482,940	42.47%
1866 Leithsville Road, #301
Hellertown, Pennsylvania 18055

Officers and Directors

Joel Dupré	35,000	0.60%
445 Hamilton Avenue, Suite 408
White Plains, New York 10601

Patrick Freeman	See information above

Kevin Griffo	37,500	0.65%
13275 W. Colonial Drive
Winter Garden, Florida 34787

Lorie Guerrera	80,000	1.38%
445 Hamilton Avenue, Suite 408
White Plains, New York 10601

Wesly Minella	105,700	1.82%
445 Hamilton Avenue, Suite 408
White Plains, New York 10601

John Scagnelli	82,450	1.42%
445 Hamilton Avenue, Suite 408
White Plains, New York 10601

Gandolfo Verra	None	0%
445 Hamilton Avenue, Suite 408
White Plains, New York 10601

All directors and executive officers of the
Company as a group (six individuals)	1,060,650	18.26%

Patrick Freeman’s holdings consist of currently exercisable options to purchase 600,000 shares of common stock at $0.60 per share, 60,000 restricted shares of common stock and 70,000 shares of common stock.

Alexander Minella’s holdings includes (i) 55,000 shares of common stock that may be purchased under currently exercisable options, (ii) 34,690 shares of common stock, (iii) 58,250 shares of common stock owned by Lynn Minella (Mr. Minella’s spouse), (iv) 90,000 shares of common stock held on behalf of Alexander Minella in a custodial account, (iv) 100,000 shares of common stock held on behalf of Lauren Minella in a custodial account, and (v) 145,000 shares of common stock owned by Zoom2Net Corp.  Mr. Minella is the sole shareholder and officer of Zoom2Net Corp. Mr. Minella is also the 5% owner and managing member of Geils Ventures, LLC.  The remaining ownership interest in Geils is held by Lynn Minella with a 5% ownership interest and the balance held by Mr. Minella’s children in equal parts.

Joel Dupré’s holdings consist of currently exercisable options to purchase 25,000 shares of common stock at $1.85 per share and 10,000 shares of common stock.

Kevin Griffo’s holdings  consist of currently exercisable options to purchase 37,500 shares of common stock at $1.80 per share.

Lorie Guerrera’s holdings consist of currently exercisable options to purchase 50,000 shares of common stock at $0.60 per share  and 30,000 restricted shares of common stock.

Wesly Minella’s holdings consist of currently exercisable options to purchase 50,000 shares of common stock at $0.60 per share and options to purchase 25,000 shares of common stock at $1.85 per share and 30,000 restricted shares of common stock and 700 shares of common stock.

John Scagnelli’s holdings consist of currently exercisable options to purchase 50,000 shares of common stock at $0.60 per share and 32,450 restricted shares of common stock.

Barron Partners LP holds 707,800 shares of series A convertible preferred stock and an aggregate of 1,170,000 warrants.  Warrant A underlies 420,000 shares of common stock with an Exercise Price of $1.84 per share (post reduction based on EBIDTA earnings) and warrant B underlies 750,000 shares of common stock with an Exercise Price of $3.68 per share (post reduction based on EBIDTA earnings).

Description of Securities

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.  As of March 20, 2006, there were 5,808,774 shares of common stock outstanding and 707,800 shares of preferred stock outstanding.  The following description is a summary of our securities and contains the material terms of our securities.  Additional information can be found in our articles of incorporation, bylaws and other documents discussed below.

The selling security holder is offering 2,128,200 shares of our common stock underlying 707,800 shares of series A convertible preferred stock and an aggregate of 1,170,000 warrants.  The series A convertible preferred shall be convertible into shares of common stock at any time after notice is given by the preferred stock holder at a 1:1 conversion rate of Series A Convertible Preferred to common stock. Warrant A entitles the holder to purchase a total of 420,000 shares of common stock at an exercise price of $1.84 and warrant B entitles the holder to purchase a total of 750,000 shares of common stock at an exercise price of $3.68 per share.

The selling security holder shall have the right of first refusal as to any future financing by the company at one hundred percent (100%) of the offering price. We shall send selling security holder, where practicable written notice describing the terms of the offer and price range and selling security holder shall have ten (10) business days from receipt to agree to the terms of the offer.  Failure to accept the offer will be deemed a rejection and forfeiture of the right of first refusal for that transaction. We then have thirty (30) days to close the financing transaction with a third party otherwise we must re-offer the opportunity to the selling security holder.  The selling security holder may exercise this right for a period of three (3) years or until the aggregate common shares underlying the outstanding preferred stock and warrants equal 300,000 shares, whichever occurs first.  In addition, certain “insiders” are prohibited from selling a certain portion of their shares for a period of three (3) years or until the aggregate common shares underlying the outstanding preferred stock and warrants equal 300,000 shares, whichever occurs first.  The term “insiders” has been defined by the selling security holder and Cordia to refer to Patrick Freeman, Wesly Minella, John Scagnelli and Geils Ventures, LLC.  The restriction on sale applies only to the option to purchase 600,000 shares of common stock and 60,000 shares of restricted common stock held by Mr. Freeman, the option to purchase 50,000 shares of common stock and 30,000 shares of restricted common stock held by Mr. Minella, the option to purchase 50,000 shares of common stock and 32,450 shares of restricted common stock held by Mr. Scagnelli and the 2,000,000 shares of restricted common stock held by Geils Ventures, LLC.

Common stock

Holders of our common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which, the holders of common stock are entitled to vote. Subject to the rights of the holders of any preferred stock we may designate or issue in the future, or as may otherwise be required by law or our articles of incorporation, our common stock is our only common stock entitled to vote in the election of directors and on all other matters presented to our stockholders. The common stock does not have cumulative voting rights or preemptive rights. Subject to the prior rights of holders of preferred stock, if any, holders of our common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of our common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid, or set apart for payment, the full amounts necessary to satisfy any preferential or participating rights to which the holders of any outstanding series of preferred stock are entitled.

Preferred Stock

Our board of directors is authorized to issue preferred stock in one or more series and, with respect to each series, to determine the preferences, rights, qualifications, limitations and restrictions thereof, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series.

Series A Convertible Preferred Stock

The 707,800 shares of outstanding series A convertible preferred stock are convertible into an equal number of shares of common stock at the option of the holder, at any time after originally issued, upon written notice to Cordia.  All of the preferred stock shall be automatically converted into common stock upon the close of business on the business day immediately preceding the date fixed for consummation of any transaction resulting in a change of control of Cordia or if after any time during three years from the date of closing the shares are included in a registration statement filed with the Securities and Exchange Commission under the Securities Act, which has been effective for an aggregate period of three (3) months and the common stock has been trading at or above $1.00 for a period of twenty (20) consecutive trading days.  Cordia shall not effect any conversion of the preferred stock and the holder shall not have the right to convert any portion of the preferred stock to the extent that after giving effect to such conversion, the holder would beneficially own in excess of 4.99% of the number of shares of the common stock outstanding immediately after giving effect to such conversion.  The holder may revoke the aforementioned 4.99% ownership restriction upon sixty-one (61) day written notice to Cordia.

Certain corporate action requires adjustments to the exercise price of the warrants.  These corporate actions include stock dividends or other distribution of our capital stock, which is payable in shares of common stock or options to purchase common stock; subdivision by a forward split of our outstanding shares or common stock; reverse split our shares of common stock; or the issuance by means of reclassification of shares of common stock any shares of capital stock of Cordia.  If such events occur, the conversion price shall be multiplied by a fraction of which the numerator shall be the number of shares of common stock (excluding treasury shares) outstanding before such event and of which the denominator shall be the number of shares of common stock after such event.

Warrants

We have an aggregate of 1,170,000 warrants outstanding in the form of warrant A and warrant B.  Warrant A represents 420,000 shares of common stock at an exercise price of $1.86 per share and expires on March 3, 2008.   This warrant is subject to a call by Cordia if during the period from six months and one day from the initial issuance of the warrant until March 3, 2008 the closing public market price of Cordia’s common stock is equal to or in excess of $3.00 for a period of twenty consecutive trading days and this registration statement is effective.

Warrant B represents 750,000 shares of common stock at an exercise price of $3.68 per share and expires on March 3, 2009. This warrant is subject to a call by Cordia if during the period from six months and one day from the initial issuance of the warrant until March 3, 2009 the closing public market price of Cordia’s common stock is equal to or in excess of $6.00 for a period of twenty consecutive trading days and this registration statement is effective.

The exercise price of both warrants is subject to adjustment for stock splits, stock dividends and/or recapitalizations; reorganizations, consolidation and/or merger; and in case of any readjustment in the price or kind of securities issuable on the exercise of the warrant.

The exercise prices for warrants A and B were $2.00 and $4.00 respectively.  Pursuant to the terms of the warrants the exercise prices were subject to a reduction on a proportionate level as EBIDTA fell below $0.25 per share for fiscal year 2005.  For fiscal year 2005, we reported EBIDTA earnings of $0.23 per share resulting in an 8% reduction to the exercise price per share.   In addition, until March 3, 2008 or when the aggregate number of common shares underlying the series A convertible preferred stock and warrants equal three hundred thousand (300,000) shares or less, whichever occurs first, the warrants are subject to adjustment if Cordia sells, grants or issues any shares, options, warrants or any instrument convertible into shares or equity in any form below $1.00 per share.  The warrant exercise price shall be reduced proportionately, except for newly issued options, warrants and shares to Cordia’s management, employees and consultants up to five (5) percent of fully dilute outstanding shares each year.

Registration Rights Agreement

In connection with the preferred stock purchase Agreement dated March 3, 2005, we entered into a registration rights agreement, pursuant to which we agreed to file a registration statement covering the resale of the shares of our common stock issued under the preferred stock purchase agreement and upon the exercise of the warrants issued under the preferred stock purchase agreement no later than May 3, 2005, and to use our reasonable commercial efforts to cause such registration statement to be declared effective no later than 180 days after such date. We entered into an amendment to the registration rights agreement on April 25, 2005, postponing the registration statement filing deadline until on or before May 17, 2005 so we could include our quarterly financials in the registration statement.  In addition, pursuant to the terms of the registration rights agreement, we must use our reasonable commercial efforts to keep the registration statements continuously effective under the Securities Act until the earlier of (i) three years after the exercise price of the warrants is equal to or greater than the average closing offer price of the stock for a period of 20 consecutive trading days or (ii) until such time as all of the securities, which are subject of such registration statement cease to be Registrable Securities. Cordia may suspend the effectiveness for not more than ten (10) consecutive trading days during each year.

Our registration statement was filed on May 17, 2005 and became effective on August 31, 2005. We are filing this post effective amendment to our effective registration statement to include our December 31, 2005 year end financial statements.

The registration statement to which this prospectus is a part was filed for purposes of satisfying our obligations under the registration rights agreement.

Interest of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries.  Nor was any such person connected with the registrant or any of its parents, subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

This prospectus and registration statement contains consolidated financial statements at December 31, 2005 and December 31, 2004. The financial statements contained in this prospectus and registration statement for the years ended December 31, 2005 and 2004 have been audited by Lazar Levine & Felix, LLP, an independent registered accounting firm, as set forth in their report accompanying the consolidated financial statements and have been included herein in reliance upon such report, and upon the authority of said firm as experts in accounting and auditing.

Victor D. Schwarz, LLC provided the opinion attached hereto as Exhibit 5.1 stating that the securities being sold pursuant to the Registration Statement are duly authorized and will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the “NRS”) and our bylaws.  Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation, which is not the case with our articles of incorporation. Excepted from that indemnification are:

(1)	a willful failure to deal fairly with Cordia or its shareholders in connection with a matter in which the director has a material conflict of interest;
(2)	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);
(3)	a transaction from which the director derived an improper personal profit; and
(4)	willful misconduct.

Our bylaws provide that we will advance all expenses incurred to any director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advancement of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise. The Board of Directors may authorize the corporation to indemnify and advance expense to any officer, employee, or agent of the corporation who is not a director to the extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for the indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by the director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudications of such issue.

Cordia has agreed to indemnify, defend and hold the selling security holder harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities or damages, including interest, penalties and reasonable attorney’s fees, that it shall incur or suffer, which arise out of, result from or relate to any breach of the stock purchase agreement or failure to perform with respect to any of its representations, warranties, or covenants contained therein.    In no event shall Cordia or the selling security holder be entitled to recover consequential or punitive damages resulting from a breach or violation of the stock purchase agreement nor shall any party have liability in the event of gross negligence or willful misconduct or the indemnified party.

At this time, there are no current or pending lawsuits which would require indemnification.

Description of Business

Overview
Cordia is a global telecommunications services firm generating a majority of its revenue through its wholly owned subsidiary, Cordia Communications Corp. (“CCC”), and the telecommunications products and services we offer our customers located in the United States.  We provide both domestic and international business, residential, and wholesale customers with local and long distance voice services utilizing traditional wireline and Voice Over Internet Protocol (“VoIP”) technologies.  In addition, we develop and provide, on a contractual and on a month-to-month basis, a suite of proprietary web-based operating support systems (“OSS”), which includes billing software and outsourced services to other local, long distance and VoIP telecommunications service providers.

We provide our wireline service by leasing a portion of the network owned by other larger telecommunications carriers, namely Verizon Communications, Inc. (“Verizon”), Qwest Communications International Inc. (“Qwest”), and AT&T, Inc. (“AT&T”), formerly known as SBC Communications, Inc. hereafter collectively referred to as Incumbent Local Exchange Carriers (“ILEC’s”).  We have multi-state, multi-year interconnection and commercial services agreements with the ILEC’s governing our network leasing arrangements.  The term of these agreements range from three (3) years to five (5) years, expiring in 2008 and 2009, and are subject to termination for material breach, including, but not limited to a default in payment, upon written notice and defaulting party’s failure to cure.  These agreements allow us to offer telecommunications services to consumers in the Northeast and Western regions of the United States without incurring capital expenditures associated with building our own facilities.

We also offer, through our wholly-owned subsidiary CordiaIP Corp. (“CordiaIP”), a voice over broadband solution enabling delivery of voice services over any broadband Internet Protocol (“IP”) connection.  We believe VoIP is the logical extension of our traditional wireline telecommunications service offerings and began our development of VoIP services during the second quarter of 2004. After a period of internal and external beta testing, we commenced our initial commercial rollout during June 2005.  In January 2006, we achieved compliance with Federal Communication Commission (“FCC”) mandated E911 emergency calling capabilities, in that customers can make 911 calls over our VoIP network, allowing us to proceed with our complete roll-out and related marketing efforts of VoIP. We are also developing a “business-grade” VoIP service with enhanced business related features and functionality and dedicated Internet access.   To carry out our plan for a business-grade VoIP service, we renewed our nationwide agreement with Covad Communications Group, Inc. for an additional term so we can continue offering our customers dedicated DSL and T-1 Internet access services.  This agreement may be terminated if we fail to pay for service within forty (40) days after the date of the invoice or for other material breach.   In addition, all terms and conditions of the agreement will survive expiration of the agreement with respect to end user circuits currently in service or for pending orders.

In providing VoIP, it is our goal to provide increased productivity, enhanced quality of service and next generation integrated services to our consumers.  As VoIP technology evolves and continues to improve, we believe it will gain widespread acceptance as a competitive alternative to traditional telecommunications service offerings.  We believe the acceptance of VoIP will provide us with a strategic advantage in years to come, specifically the opportunity to convert our customer base to a VoIP network as an alternative to renegotiating our commercial services agreements upon their expiration, as well as expand our marketing footprint from a regional carrier to a global carrier. In furtherance of our global strategy, our wholly owned Hong Kong subsidiary, Cordia HK Limited, established a network Point of Presence (“POP”) in Hong Kong. Cordia also launched a fully integrated Spanish language VoIP service, and we acquired Triamis Group Limited, owner and operator of a Wi-Fi network in Hong Kong.

In addition to our suite of wireline and VoIP telecommunications service offerings, we generate revenue from our web-based service offerings, which include the solutions we provide on an outsourced basis to other telecommunications service providers.  We provide secure Internet enabled software systems through user-friendly web client front ends, which we refer to as Workspaces® that serve as an interface for integration with our software systems.  Through our Workspaces®, clients are able to outsource tasks incident to the provision of telecommunications services such as provisioning, order entry, repair, customer service, collections, margin integrity and purchase local telecommunications services directly from us for retail purposes.  An additional, but lesser source of revenue is derived from Carrier Access Billing Services (“CABS”), which is compensation we receive from other telecommunications carriers who utilize a portion of our loop to complete long distance calls to our customers.

The majority of our revenue is derived from traditional wireline services offered domestically in the Northeast and Western regions of the United States by CCC.  Our primary source of customers is from third-party telemarketers focusing on residential subscribers.  In addition to telemarketing we are developing additional channels of distribution which include agent sales, online sales, direct mail and email.  We will use the aforementioned channels to promote our traditional wireline service and our VoIP service targeting residential users and small to medium sized businesses.  With the increased acceptance of VoIP technology, we expect to experience a steady decline in our cost of acquisition throughout 2006 and beyond.  We believe our additional channels of distribution and anticipated decline in our acquisition costs will result in our VoIP service offering representing approximately 10% of our overall revenues for the year end December 31, 2006.

Subsidiaries

Cordia Communications Corp.  (“CCC”)

In July 2001, we formed CCC, providing local exchange, local access, domestic and international long distance telephone, and a full suite of local features and calling plans to small business and residential consumers in Massachusetts, New Jersey, New York, Pennsylvania and Washington.  We are also licensed to provide local and long distance telecommunications services in Colorado, Florida, Illinois, Maryland, Michigan, Ohio and Oregon.  We are not, however, actively marketing or providing retail telecommunications services in these states at this time.  Applications for authorization to operate as a telecommunications carrier are pending before regulatory agencies in Arizona, Idaho, Minnesota, and Virginia.  We are also preparing an application for entry into Utah.

CCC also offers an extensive outsourced service product line, which includes wholesale telecommunications services.  Customers who utilize this service have access to our secure Internet enabled software systems in which user-friendly web client front-ends called Workspaces® serve as an interface for integration with our software systems.  Our operations support systems referred to as a Telecom Account Management System or simply (“TAMS”) represent a suite of services available to telecommunications service providers wishing to outsource tasks incident to operating as a full service telecommunications carrier.  These services include Data Interconnection, which provides call detail and cost data for line level margin analysis, revenue integrity and wholesale bill auditing; Rate Plan Administration, which includes all the tools necessary to create, edit and enable rate plans; Rating and Invoicing, which allows for rating on a near real time basis with resulting data being passed to revenue integrity and invoicing system; and Ticketing and Transaction Posting, which provides for real time transaction posting and an integrated ticketing and messaging system.  TAMS was developed to facilitate our Professional Outsourced Telecommunications Solutions (“POTS”) service offering, which is a suite of services designed around our Workspaces®. These services include Billing, New Order Provisioning, Repair in which customer service representatives can run tests from within the workspace to determine if a technician needs to be sent to the customer’s location, Level I Customer Service, which includes all inbound calls from end-users, Secondary Provisioning, Collections, which involves management of the collection process and real time collection status and Regulatory services. During 2006, we anticipate the introduction of an updated version of TAMS to include Workspaces® and software functionality designed to support VoIP and wireless services.

We are confident in our OSS service and utilize the same OSS offered to our outsourced clientele to serve as the backbone for the provision of telecommunications services to our own local and long distance consumers.  We believe clients will find TAMS and POTS attractive because it is not a pre-packaged all or nothing product; the customer has the power to assess their organization and then adopt and utilize only the functions they believe will increase their own profitability.  Our goal is to tailor our services to our client’s needs and create a mutually beneficial and profitable relationship.  We believe this is achieved by offering process driven software whereby client required modifications to our OSS are made at the server level and then instantly passed onto the client’s end users, promoting continuous development and improvement of our Workspaces®.  We also offer emergency backup and transitional services allowing our customers to outsource these functions during times of unplanned facilities outages, loss of key personnel or rapid growth. By utilizing our suite of outsourced services our clients are able to maximize profitability because they are in a position to provide telecommunications services with less investment and capital expenditures and with greater efficiency and expertise.  Our clients ability to rely on our expertise, while saving money entering the marketplace, makes our outsourced telecommunications services a valuable option for any new entrant’s business strategy.

We believe this aspect of our business will be successful as a result of the rapid growth and acceptance of the Internet as a global medium for communications, information and commerce. The Internet has revolutionized the way organizations function and has created opportunities to perform business operations more efficiently and effectively through the utilization of standardized Internet technologies, databases and applications.  Our technological advancement and specialized expertise in developing systems and tools allows us to provide outsourced solutions at lower costs and with higher quality while giving our customers the freedom and ability to focus on providing telecommunications services.

CordiaIP Corp.  (“CordiaIP”)

In response to the rapid global acceptance of the Internet and standardized IP technologies, and in recognition of the opportunity to globally deliver voice communications service over the Internet and IP networks, we decided to broaden the scope of our services to include VoIP services and formed CordiaIP in April 2004. In June 2004, we commenced our initial deployment and testing of VoIP services utilizing wholesale offerings and network sharing arrangements from other VoIP-enabled carriers. The results of our testing produced marginally acceptable results.  Believing greater long-term shareholder value and better results would come from the development of our own proprietary VoIP services, technologies, network software and OSS capabilities we hired additional personnel.  Beta testing of the CordiaIP developed VoIP service platform began during the second quarter of 2004, and during the first quarter of 2005, we hired additional personnel to support the continued development and sales and marketing of our VoIP service both domestically and internationally in preparation of our commercial roll-out which we commenced both domestically and internationally, in June 2005.

Through CordiaIP, we offer consumers quality voice services with an attractive array of standard and enhanced features.  Additionally, we offer VoIP solutions for service providers on a wholesale or resale basis.  Our calling  plans, which include residential, business, toll-free and international, all include Call Waiting, Caller ID, Caller ID Privacy, Anonymous Call Block, Call Return, Busy Number Redial, 3 Way Conference, Speed Dial 8, VoIP Mail, Online Billing and Account Management, including the ability to update the customer’s Registered Location, a Flexible AutoPayment Program and E911 at no additional cost.   Also, at no additional cost, we give customers the option of choosing their desired area code, for their telephone number regardless of their physical location creating the ability to make long distance calls local.  For an additional fee, customers may also choose a telephone number from over thirty countries including Hong Kong, Japan, Israel, United Kingdom, Canada, Argentina and Chile.   In addition, all telephone numbers are nomadic; the telephone number is associated with the CordiaIP provided telephone adapter, which connects to the customer’s standard telephone and broadband connection, allowing the customer to utilize their CordiaIP service wherever there is an available broadband connection. In December 2005, we entered into a wholesale relationship with Imperio Movilcom, (“Imperio”) a subsidiary of Alert Communications, allowing Imperio to expand its service offering in the Dominican Republic utilizing our network.

Historically, traditional wireline telecommunications, unlike Internet services, have been subject to extensive federal and state regulation.  Recently, however, the FCC and various state regulatory agencies have taken an interest in the regulation of VoIP due to its similarity to traditional wireline services.  While the FCC does not presently regulate VoIP it has commenced a proceeding to examine its role in the new Internet based environment for voice services.  The FCC has also directed VoIP providers to supply enhanced 911 emergency calling capabilities to customers as a mandatory feature of service. The FCC required compliance with this requirement as of November 28, 2005, as evidenced by the submission of a compliance report describing the VoIP provider’s 911 solution.  In January 2006, we achieved compliance with the FCC’s mandated E911 emergency calling capabilities allowing us to proceed with our complete roll-out and related marketing efforts of VoIP.  In addition, in September 2005, the FCC released an order which requires VoIP service providers to accommodate law enforcement wiretaps in accordance with the Communications Assistance For Law Enforcement Act (“CALEA”).  The compliance deadline for CALEA is May 2007, and we are taking steps to ensure compliance by this date.

The FCC’s current position to treat VoIP as an unregulated service has allowed for rapid entrance into this newly emerging marketplace to grow our VoIP business both domestically and internationally.  We believe the ubiquitous nature of the Internet and open standards of both Session Internet Protocol (“SIP”) and IP will allow us to deploy an efficient and economical VoIP network so we may provide retail and wholesale VoIP services to our consumers. We do recognize the uncertainty with respect to the future direction of the FCC and future regulations and their impact on our business operations and anticipate any regulation to increase our costs associated with providing VoIP and lower our profit margin.

Cordia International Corp. (“CIC”)

Cordia International Corp. was formed in May 2005, for the purpose of acquiring and operating traditional and VoIP telecom assets, customers and services outside the United States.  To carryout our global strategy of expanding the geographic distribution of our telecommunications services we acquired a 100% ownership interest, through a stock transfer from the incorporator to CIC, without consideration, in Cordia HK Limited (“CordiaHK”), formally known as Transcom Technology Limited, a Hong Kong Company holding no assets, formed for the purpose of CIC’s acquisition in September 2005. At the direction of CIC management, an application for Public Non-Exclusive Telecommunications Service (“PNETS”) License was filed on behalf of CordiaHK with the Office of Telecommunications Authority (“OFTA”) in Hong Kong.  The application was approved and a license was issued in September 2005.  The license grants us the authority to provide external public telecommunications services (“ETS”) in Hong Kong and we anticipate the commencement of ETS in Hong Kong utilizing our recently established POP during the first half of 2006.  In June 2005, OFTA commenced a proceeding regarding regulation of Internet Protocol Telephony.  In January 2006, after a comment and consultation period, OFTA released an order introducing a new Services Based Operator License for providers of IP telephony services. We are currently investigating the licensing process and intend to obtain a license.   In the first quarter of 2006, we also acquired Triamis Group Limited a Hong Kong based owner and operator of a Wi-Fi network in Hong Kong.  Triamis Group Limited also markets International VoIP in the Asia-Pacific region.  We believe this acquisition provides us the base to offer our products and services to several key markets in Asia, which include more than 40% of the world’s Internet and broadband subscribers.  We hope to build on Cordia’s global market by leveraging Triamis Group Limited’s Wi-Fi networking capabilities and Asia-Pacific marketing and operations experience.

In furtherance of our goal of global expansion, we formed VOzsIP Corp. (“VozsIP”) in October 2005, for the purpose of launching our fully integrated Spanish language VoIP service.  Our Spanish language VoIP service offered through VozsIP is identical in quality and functionality to the services offered by CordiaIP except its target market is Spanish-speaking customers.  The service was designed to be a purely Spanish language experience and includes all Spanish user interfaces, voice prompts, invoices, customer service and targeted country calling plans.

In addition, we have been active in fostering bilateral relationships with international VoIP carriers in Europe and the Middle East which will allow us to deliver high quality, low cost global voice services to our domestic and international customers by gaining low cost access to these carrier’s networks.  Our goal has been to directly source international Direct Inward Dial (“DID”) telephone numbers, recently adding phone numbers from more than thirty (30) countries to our VoIP network, to lay the foundation for potential future partnerships at the local level and establish VoIP peering relationships with VoIP companies in the region, reduce our network costs by circumventing costs of United States wholesalers for DID’s and termination costs, and develop relationships with equipment manufacturers for direct sourcing in an effort to save on equipment costs.  We believe blending VoIP technology, DID access and the large disparity between wholesale costs and retail rates give us the opportunity to seize a significant share of the international communications market.

We believe the global acceptance of the Internet and VoIP has created a significant opportunity to expand the geographic distribution of our telecommunications services and we believe we can deliver even greater value to our internationally based customers as compared to our United States customers through the greatly reduced cost of international calls, especially calls to and from the United States.  Our international plans allow customers to choose a telephone number associated with the United States, or from over thirty (30) additional countries resulting in the breach of geographic boundaries.  This ability to choose a specific location associated with a telephone number allows our customers and the individuals calling our customers to pay local rates, instead of paying costly long distance or international rates.  We offer a cost effective means of staying in touch with family, friends and business associates located in other countries and continents.  We also believe by offering regional VoIP companies access to our engineers and consulting services we will promote global expansion.  We expect to continue focusing a significant portion of our VoIP sales resources on international sales during 2006.

It is important to recognize that expanding globally exposes us to additional regulatory requirements. The stance taken by various countries on the provision of VoIP ranges from total prohibition, to limitation and control of the service by requiring licensing or other registration, to no regulation at all.  In addition to compliance with the local regulatory framework in various countries, we must also take into consideration any economic and trade sanctions based on United States foreign policy and national security goals strictly prohibiting us from conducting business or exporting telephone adapters to certain regions.  We are in the process of investigating the regulatory requirements in all the countries in which we plan on conducting business as well as obtaining necessary export licenses.

My Tel Co, Inc. (“My Tel”)

My Tel was formed in June 2002 and although licensed to operate as a competitive local exchange carrier in New York, is not currently an active telecommunications service provider.   My Tel however, has never operated under the authority granted to it by the State of New York.  It is our intention for My Tel to operate as a reseller of wireless services.  We filed an application to operate as a wireless reseller with Verizon Wireless. The application is currently on hold while we attempt to negotiate for more favorable terms with other wireless carriers.

Employees

As of March 20, 2006, we had one hundred twenty-one (121) employees, one hundred eight (108) of whom were employed on a full-time basis. At such date, thirty-eight (38) of our employees were located at our offices in White Plains, New York, two (2) employees were located in Hong Kong, and eighty-one (81) were located at our principal office located in Winter Garden, Florida. None of our employees are represented under a collective bargaining agreement. We believe our relations with our employees to be good.

Management’s Discussion and Analysis or Plan of Operations

Certain statements in this Report constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, among others, uncertainties relating to general economic and business conditions; industry trends; changes in demand for our products and services; uncertainties relating to customer plans and commitments and the timing of orders received from customers; announcements or changes in our pricing policies or that of our competitors; unanticipated delays in the development, market acceptance or installation of our products and services; changes in government regulations; availability of management and other key personnel; availability, terms and deployment of capital; relationships with third-party equipment suppliers; and worldwide political stability and economic growth. The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Plan of Operation

During 2006, we will continue to focus on the growth of our traditional wireline customer base while improving quality and customer service to achieve greater customer loyalty and retention.   To promote the growth of our customer base we plan on introducing our services in Colorado and Oregon during the first half of 2006.  In addition, we recently filed applications to operate as a telecommunications carrier in Arizona, Idaho, Minnesota and Virginia, and anticipate the commencement of service offerings by the end of 2006.  We are also preparing an application for entry into Utah.  In an effort to improve customer loyalty, retention and overall customer satisfaction, we are continuing the development of our customer service reorganization, commenced during the latter half of 2005, and anticipate completion and implementation during the first half of 2006.  The purpose of the reorganization is to ensure a better customer service experience for our customers and involves a new “single point of contact” method, replacing the former departmentalized service center approach we previously utilized.  A new single point of contact means customer calls will be answered and addressed by one representative without the need to transfer customers to different departments.  We believe that by providing our customers with a single point of contact who will be accountable for addressing our customer’s concerns will have a significant impact on reducing customer churn and increasing customer satisfaction.

During 2005, our business model included cost controls, bad debt controls, and new service offerings in an effort to reduce bad debt as a percentage of revenue.   Cost controls involved avoiding service areas with high loop and port charges, the charges we pay under our leasing agreements with the ILECs so we can provide service to our customers. By limiting our offerings to service areas with lower charges, we maximized our ability to earn profits on the services we offer.   To reduce bad debt we focused our telemarketing efforts on service areas in which, historically, we have had greater profitability.    Additionally, we now supply our telemarketing firms with credit scored leads giving us the ability to improve the quality of targeted customers and our resulting customer base.   We also engaged the services of a third party credit reporting agency combining local and long-distance telecommunications performance data with information from credit reporting databases and calculating a score to determine the probability of payment ranking for new and existing customer accounts.  We plan on the continued implementation of this business model during 2006.

Our primary means of marketing our traditional wireline service offerings are through three (3) unaffiliated third party telemarketing firms.  The services of all three (3) telemarketing firms are offered on a non-contractual basis and the firms are paid on a per sale commission basis that varies by the type, size, and location of the customer sold.  Telemarketing represents one of our most significant expenses, spending approximately $4,057,000 for the year ended December 31, 2005, as it has been the primary means of growing our customer base.  Absent contractual relationships, we can reduce or discontinue our telemarketing efforts if necessary without serious consequence other than slower customer growth. We are also developing a network of independent sales agents operating on a commission based schedule of compensation which includes upfront commissions and residuals based on customer payments.   To support our independent sales agent network, we developed an agent module to our Workspaces® and a related Internet site located at agents.cordia.us to assist us in attracting and maintaining a network of qualified independent sales agents. Through agents.cordia.us, our agents can track all customer activities on a real time basis. These activities include order tracking, billing, payments and ticketing systems that allow an agent to actively participate in our mutual customer’s telecommunications status and requirements. We believe our ability to provide universal access to customer account information and transactions will provide us with a competitive advantage in the acquisition and retention of customers for our telecommunications services. In addition, we are currently developing new channels of distribution for both our wireline and VoIP products utilizing online marketing, direct mail, email response marketing, and fostering wholesale and resale relationships.  Our goal is to decrease our cost of acquisition through the implementation of these additional channels of distribution and the growing use of the Internet as a means of communication.

It is our intention to leverage our experience and expertise in system development and telecommunications into a successful VoIP business.  We believe the stability of our core business and its associated revenue stream allow for the investment of profits into the growth of our VoIP service.  To date, we have developed our own proprietary VoIP system offering increased productivity, enhanced quality of service, and next generation integrated services to our customers.   We are constantly developing and improving our service and anticipate the roll-out of additional services during the second quarter of 2006.  By developing our own VoIP system and fostering relationships domestically and internationally it is our intention to promote globalization and offer a sophisticated line of services for the consumer regardless of location.  For example, even the smallest business can create the appearance of a global presence simply by taking advantage of our ability to provide them with international telephone numbers.

Cordia achieved compliance with FCC’s requirement that VoIP service providers supply enhanced 911 emergency calling capabilities to customers in January 2006 and have moved forward with our complete roll-out and related marketing efforts of VoIP.  Customers can enroll in our VoIP service online at www.cordiaip.com.  In addition to signing up online, Cordia is utilizing a third-party telemarketing firm, a network of independent sales agents, and creating wholesale and resale relationships with other entity’s for the sale of our VoIP service.  We are also developing additional channels of distribution which include agent sales, online sales, direct mail and email.

We believe the acceptance of VoIP will provide us with a strategic advantage in years to come, specifically with the opportunity to convert our customer base to a VoIP network as an alternative to renegotiating our commercial services agreements upon their expiration, as well as with expanding our marketing footprint from that of a regional carrier to a global carrier. In furtherance of our global strategy, we will continue to seek acquisition and partnership opportunities in telecommunications that will permit us to rapidly and profitably grow our telecommunication-related revenues.

We believe our traditional bundled wireline service offerings will represent more than 88% of our revenue, our outsourced services will represent approximately 2%, and VoIP service offerings will represent more than 10% of overall revenue for the fiscal year 2006.  Of this anticipated revenue we believe our expansion into the Qwest territory, representing the Western United States, will represent approximately 2% to 3% of our traditional bundled wire line revenue.   In the future we expect VoIP services to increase as a percentage of revenue and believe VoIP revenue will be comprised of both international and domestic customers with approximately a 50/50 split between the two.

The detailed results of operations in 2005 follow.  In instances where there is a dramatic increase or decrease from the prior year it should be noted these results are typical in the fast paced growth environment undertaken by us throughout 2005 and 2004. During 2006, we anticipate continued and steady growth results, although not as dramatic as during 2005 and 2004 as we strive to continually improve our telecommunications infrastructure and expand our customer base. We believe we will reach both economies of scale and scope with our anticipated telecommunications growth and VoIP rollout, thereby improving our financial position and profitability ratios. The dramatic increase or decrease in percentages should not, however, be relied upon as a forecast of future revenues and costs.

Results of Operations

Critical Accounting Policies and Estimates

The Company’s accounting policies are more fully described in Note 1 of the consolidated financial statements.  As discussed in Note 1, the preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances.  Actual differences could differ from these estimates under different assumptions or conditions.  The Company believes that the following addresses the Company’s most critical accounting policies.

We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”).  Under SAB 104, revenue is recognized at the point of passage to the customer of title and risk of loss, when there is persuasive evidence of an arrangement, the sales price is determinable, and collection of the resulting receivable is reasonably assured.  We recognize revenue as services are provided.  Revenues are reflected net of coupon discounts.

Our allowance for doubtful accounts is maintained to provide for losses arising from customers’ inability to make required payments.  If there is deterioration of our customers’ credit worthiness and/or there is an increase in the length of time that the receivables are past due greater than the historical assumptions used, additional allowances may be required.  For example, every additional one percent of our accounts receivable that becomes uncollectible would reduce our operating income by approximately $69,000.

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”).  Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse.  Deferred tax assets are reflected on the balance sheet when it is determined that it is more likely than not that the asset will be realized.  Prior to 2005, a valuation allowance had been recorded to reduce our deferred tax asset to $0.  As of December 31, 2005, that valuation allowance has been reduced considerably due to current profits and expected future growth.

Comparison of Fiscal Year 2005 to Fiscal Year 2004

OPERATING REVENUES

	Years Ended December 31,
	2005	2004

Telecommunications Revenue	$ 41,238,000	$ 12,623,000
Other	713,000	606,000

	$ 41,951,000	$ 13,229,000

Revenues for the year ended December 31, 2005 increased by approximately $28,722,000 or approximately 217%, to approximately $41,951,000 as compared to approximately $13,229,000 reported for the year ended December 31, 2004.

Our primary source of revenue is through our telecommunications related businesses and is earned through the provisioning of services to business, residential and wholesale customers for basic telephone service, including local and both domestic and international long distance service, as well as ancillary services such as voice mail and call waiting.  Of the revenues reported for fiscal year 2005, approximately $38,349,000 was generated from retail telecommunications services, approximately $2,853,000 was generated from CABS and approximately $36,000 was generated from VoIP services, as compared to fiscal year 2004, where approximately $11,651,000 was generated from retail telecommunications services, $972,000 was generated from CABS and there was no VoIP revenue generated.

During 2005 and 2004, we had focused on the aggressive growth of our retail customer base and on increasing our line counts.   We anticipate a steady and continued growth rate in the customer base of our retail telecommunications operations as we expand into new territories, such as Colorado and Washington, and commence additional service offerings, such as new bundled plans and our VoIP service which began during the second quarter of 2005.   Except for the growth associated with entry into new territories, we are narrowing the scope of our growth plans as we focus on implementing cost and bad debt controls and increasing customer satisfaction, through our customer service reorganization, in an effort to improve the quality of our customer base.   As a result, we do not anticipate our line count to increase as rapidly as in prior periods. However, we believe that our profit margin per customer will improve allowing us to compete more effectively in this industry.

Other revenue consists primarily of income earned through our outsourcing of data and website technology and our wholesale telecommunications services.  The increase in other revenue is primarily due to increases in our wholesale customers operations, which was offset by the termination of our licensing agreement with our discontinued insurance operation, which represented approximately $74,000 for fiscal year 2004. Outsourcing services provided to our wholesale customers represented $713,000 or approximately 1.7% of our total revenue generated during fiscal year 2005, as compared to $606,000 or approximately 4.6% of our total revenue generated during fiscal year 2004.

COST OF REVENUE

	Years Ended
	December 31,
	2005	2004

Resale and Wholesale Line Charges	$ 21,807,000	$ 6,207,000

Resale and Wholesale Line Charges

Resale and wholesale line charges are direct costs associated with our telecommunications subsidiaries, CCC and CordiaIP. These costs represent network access fees paid in order to provide domestic and international telephone service to our customers. These expenses will rise or fall in direct correlation to the size of our telecommunications and VoIP customer base. We have experienced an increase of approximately $15,600,000 as a result of growing our customer base and anticipated increasing surcharges from our underlying carrier.

By successfully negotiating commercial agreements with Verizon, Qwest, and AT&T we eliminated the effects the FCC’s Triennial Review Order had on our ability to offer our consumers services utilizing certain unbundled network elements (“UNE-P”), while creating an environment of certainty because the agreements provide us with a known cost quantity.

Gross Profit Margin

For fiscal year 2005, our gross profit margin decreased to approximately 48.0% from 53.1% reported in fiscal 2004. This decrease is primarily due to our being assessed surcharges in accordance with the terms of our commercial agreement with Verizon.  We anticipate that the costs associated with providing our services will increase approximately 10% under the pricing terms of these commercial agreements as the agreement provides for a yearly increase in applicable surcharges. Taking into consideration this increase, we were still able to generate sufficient gross margins resulting in profits for the year ending December 31, 2005. We believe we will continue to generate sufficient gross margins to result in profits from these services.

OPERATING EXPENSES

	Years Ended
	December 31,
	2005	2004

Sales and Marketing	$ 4,336,000	$ 2,596,000
Provision for Doubtful Accounts	5,382,000	628,000
General and Administrative	8,978,000	3,893,000
Depreciation and Amortization	314,000	49,000

	$ 19,010,000	$ 7,166,000

Consolidated operating expenses increased by approximately $11,844,000 or approximately 165%, to approximately $19,010,000 during fiscal 2005, as compared to approximately $7,166,000 during fiscal 2004. Consolidated operating expenses grew less than revenue during fiscal 2005, as compared to 2004, on an absolute and percentage basis. The Company incurred expenses related to the hiring, development and deployment of personnel, software systems and infrastructure necessary to support Cordia Communications’ growth, and the roll-out of CordiaIP’s VoIP services during 2005. A portion of these development expenses are not directly associated with revenue growth and should remain relatively fixed in future periods. Therefore, we believe the future growth of revenues will result in greater operating margins and profitability.

 Sales and Marketing

We have experienced an increase of approximately $1,740,000 in fiscal 2005, as compared to fiscal 2004, in our advertising and promotion costs, which consist of advertising, marketing, and telemarketing expenses.  This increase is primarily due to our use of telemarketers to grow our retail customer base during 2005, and to the additional marketing expenses associated with our launch of VoIP during the second quarter of 2005. As our primary means of marketing is through third party telemarketing firms, we expect this trend to continue.

Provision for Doubtful Accounts

Our bad debt expense increased by approximately $4,754,000 during 2005, as compared to the prior year, which is primarily due to our rapid growth in revenues and the increase in our percentage of residential customers as compared to the business customers in our base. In general, we have experienced higher bad debts from our residential customers.  However, we began credit scoring every sale since the beginning of fourth quarter 2005, and as a result we expect bad debts to decline as a percentage of sales during 2006.  In addition to credit monitoring, we also implemented a customer service reorganization and geographical targeting of services areas in which, historically, we have experienced greater profitability.   We expect that our increased efforts and closely monitoring our receivables will enable us to reduce our bad debt exposure in 2006.

General and Administrative

Other general and administrative expenses consist of expenses such as salaries, rent, office expenses, insurance, commissions, telephone, bank and credit card processing fees, license expense and registration fees, among others. We experienced an increase of approximately $5,085,000 or approximately 131% in fiscal 2005, as compared to the prior year. This was due primarily to expenses related to our growth, with the largest of these expenses being salary related; we have fifty (50) more employees for the period ended December 31, 2005, than we had for the same period ended 2004. We expect this trend to level off as we continue implementing the second phase of our business model.

Depreciation

Depreciation increased approximately $265,000 during fiscal 2005, compared to the prior year, due to additions of depreciable office equipment, time associated with our rollout of VoIP, which was capitalized and depreciated in accordance with Statement of Position (“SOP”) 98-1, and our expenditures relating to leasehold improvements which were made during the build-out of our Florida office. The expenditures related to office equipment and leasehold improvements were necessary to facilitate our growth.

Depreciation on equipment and capitalized software costs are calculated using a Modified Accelerated Cost Recovery System (MACRS) over a three (3) year period. Amortization of leasehold improvements and other assets is computed using the straight-line method over the estimated useful lives of the asset or the remaining lease term.

Liquidity and Capital Resources

At December 31, 2005, we had cash and cash equivalents of approximately $2,346,000 an increase of approximately $2,046,000 from amounts reported at December 31, 2004, and positive working capital of approximately $1,156,000, an increase of approximately $2,241,000 from the working capital deficit of approximately ($1,085,000), reported at December 31, 2004. The increase in working capital is primarily related to funds received in conjunction with a private placement of Series A Convertible Preferred Stock in which we raised $1,500,000. The completion of this equity placement has allowed us to strengthen our financial position enabling us to continue to maintain and promote our growth rate.  In addition, our revenue stream has allowed us to continue to meet our financial obligations while achieving a level of profitability.

Net cash used by operating activities for the year ended December 31, 2005, aggregated approximately $83,000, an increase of approximately $508,000 from the amount provided during the year ended December 31, 2004. For the year ended December 31, 2005, the principal use of cash was the increase in accounts receivable of approximately $6,951,000 and the use of cash necessary to post the required Letters of Credit (“LOC’s”), (offset against accrued interest), with Verizon, which totaled approximately $1,401,000. These amounts were offset against the increase in accrued expenses of approximately $2,105,000 at December 31, 2005. For fiscal 2004, the principal source of cash provided was due to the increase in accounts payable of approximately $2,428,000, which was offset against the source of cash used for the increase in accounts receivable of approximately $4,450,000.

Net cash used in investing activities for the year ended December 31, 2005, aggregated approximately $1,344,000 as compared to net cash used of approximately $197,000 for the year ended December 31, 2004. Cash applied to investing activities consisted primarily of expenditures relating to the development of our VoIP platform, which amounted to approximately $602,000 and purchases of computer equipment amounting to approximately $487,000. The remaining expenditures of approximately $255,000 were the result of the build-out of our new office in Florida. For fiscal 2004, the net cash used in investing activities was due the purchase of computer equipment primarily for CCC.

Net cash provided by financing activities aggregated approximately $2,072,000 for the year ending December 31, 2005, as compared to net cash used in financing activities of approximately $39,000 for the year ended December 31, 2004. The principal source provided by financing activities in the 2005 period, was $1,455,000 attributed to our private placement of Series A Convertible Preferred Stock and Warrants as discussed in Note 4 of the consolidated financial statements.  An additional $660,000 of proceeds was the result of the exercise of 330,000 warrants associated with the private placement. For fiscal 2004, the principal source of cash used by financing activities was primarily attributed to our purchase of treasury stock aggregating approximately $31,000.

Long-term debt and operating lease obligations as of December 31, 2005, mature as follows:

Payments due

		Less than			More Than
Obligations	Total	1 year	1-3 years	4-5 years	5 years

Telephone Capital Lease	$ 73,426	$ 15,458	$ 30,916	$ 27,052	$ -

Rental (Office)	2,239,753	374,909	776,753	666,862	421,229

TOTAL OBLIGATIONS	$ 2,313,179	$ 390,367	$ 807,669	$ 693,914	$ 421,229

During fiscal 2005, we had sales and marketing expenses of approximately $4,336,000, or approximately 10% of revenues. We expect our sales and marketing expenses to continue to grow in the future primarily due to the anticipated higher acquisition cost per sale as a result of requiring higher credit standards. We also expect to incur additional marketing expenses associated with our recent commercial launch of VoIP service.   Sales and marketing expenses are primarily outsourced telemarketing expenses. We have not entered into volume commitments with any of our third party sales organizations. By avoiding volume commitments, we are better able to control our levels of advertising expenditures. We believe that this flexibility affords us the opportunity to aggressively grow our revenues while maintaining the short-term ability to adjust our expenditures based on our available working capital and liquidity.

At December 31, 2005, a significant portion of our working capital was restricted cash in the form of certificates of deposit totaling $1,367,000 plus accrued interest of approximately $34,000. The certificates of deposits mature in March, April, and July 2006, and secure four (4) separate LOC’s for Massachusetts, New York, New Jersey, and Pennsylvania, which we were required to post with Verizon in conjunction with our new long-term wholesale agreement. In addition to the LOC's, our new agreement with Verizon requires payment within 20 days of our receipt of Verizon’s bills. Prior to our entering into the new agreement, Verizon had allowed us more than 30 days to pay our bills. We have satisfied the credit and payment terms related to the Verizon agreement and do not expect the agreement’s terms to have a material impact on our ongoing uses of cash other than a strict requirement to maintain current payments in the future.

Our new wholesale agreements’ requirement to maintain current payments in the future, and the significant portion of our working capital that is restricted and held in certificates of deposit reduces our financial flexibility and limits our ability to grow aggressively. Despite our limited financial resources and flexibility, we believe that our current cash and cash equivalent assets plus our anticipated profits will provide us with sufficient liquidity to continue to grow our telecommunications operations and develop, deploy and market our VoIP services.

At our current run rate we are profitable and believe that we will be able to sufficiently cover all of our current expenses. During the first quarter of 2005, we used cash in operations to establish deposits with Verizon and pay down our past due invoices. At this filing, we are current with Verizon and will not need to use cash from operations to pay past due invoices.  Therefore we believe that our operations will generate sufficient cash at our current growth rate. Sufficient liquidity is dependent on our ability to maintain the number of our customer accounts, inclusive of churn, reducing our bad debts, and continuing our current pattern of growth, which we believe can be sustained through our current levels of sales and marketing. In addition, because we use third party telemarketing firms, we have the ability to control our sales and marketing expense, by reducing our marketing efforts as necessary to combat liquidity issues that may arise during the normal course of business.

In order to grow our telecommunications operations more quickly, we may have to raise cash from additional sources and management may have to seek other short–term funding, such as receivables financing, to cover the short-term cash deficiencies which may arise due to the twenty (20) day payment obligations under our wholesale service agreements and the current typical 45 day receipt of payment from our customers. The primary cost and use of cash for rapid growth are increased marketing expenses and the initial funding of increased customer receivables with increased sales rates.

We also expect to continue to invest capital in our VoIP softswitch development, which will continue at approximately the same rate as in the fourth quarter of 2005, or approximately less than 1% of total revenue. As we grow, we will also use cash for capital expenditures related to computer and office facilities to support increased staffing. During 2005, we executed a lease for an additional 32,000 square feet of office space in Winter Garden, Florida.  We anticipate one-time capital expenditures for this increase to be approximately $500,000.

Recognizing the limiting effect that our liquidity has on our ability to reach the aforementioned goals it may become necessary for management to consider other sources of funding to counterbalance this limitation.   In addition, our ability to raise capital through other means will affect our ability to reach our anticipated growth results throughout the year ending 2006.

Off –balance sheet arrangements

We have not entered into any transactions with unconsolidated entities whereby  we have financial guarantees, or other contingent arrangements that exposes us to material continuing risks, contingent liabilities or any other obligations that provide financing, liquidity, market risk or credit risk support to the  Company.

Description of Property

As of December 31, 2005, we leased property in White Plains, New York and Winter Garden, Florida.  As of March 2006, subsequent to the balance sheet date, we leased property in Hong Kong.

In White Plains, New York our subsidiary CCC leases (1) approximately 2,840 square feet of office space at a rental price of $4,970 per month plus utilities with incremental annual increases in rent commencing in year three of the lease term and (2) approximately 4,725 square feet at a rental price of $8,663 per month plus utilities with incremental annual increases in rent commencing in year three of the lease term.  Both leases are for a term of five years and expire on November 30, 2008 and July 31, 2010, respectively.   The rent commencement date on the lease expiring in 2010, was August 1, 2005.

In Winter Garden, Florida, our subsidiary CCC leases approximately 32,000 square feet of office space at a rental price of $18,849 per month plus utilities.  Incremental increases in rent commence in year two of the seven and ½ year lease term.  The lease term commenced on April 1, 2005, and the rent commencement date was September 1, 2005.  Prior to entering into this lease agreement, we leased approximately 4,000 square feet of office space at a rental price of $3,302 per month plus utilities on a month-to-month basis in Orlando, Florida.  In November 2005, we terminated our month-to-month lease and moved our operations to Winter Garden, Florida.

On or about March 22, 2006, subsequent to the balance sheet date, the Company through its subsidiary Cordia HK Limited, executed a two (2) year lease for office space located in Hong Kong at a rental price of HK $26,258 or approximately US $3,383 per month plus management fees and air conditioning charges totaling HK $4,146 or approximately US $534 per month.  The lease provides for a two (2) month rent-free period with a rent commencement date of May 21, 2006


Certain Relationships and Related Transactions

We believe that all purchases from or transactions with affiliated parties were on terms and at prices substantially similar to those available from unaffiliated third parties.


During 2005, we borrowed an aggregate of $375,000 from Geils Ventures LLC, a stock holder of Cordia.   Alexander Minella, General Manager of Cordia’s Telecommunications Division, is the 5% owner and managing member of Geils Ventures, LLC. The loans were in the form of four (4) separate promissory notes.  The notes bore an interest rate of 15% per annum and were payable on specified dates falling between ten (10) and thirty (30) days from the date of the respective promissory note.  All promissory notes were satisfied on or before their respective due date, including accrued interest amounting to $3,160.96.


During 2004, Cordia borrowed $40,000 from Geils Ventures LLC.  This loan bore an interest rate of 12% per annum and was payable upon demand.  As of December 31, 2004, all outstanding loan obligations, including those incurred in 2003, to Geils Ventures LLC had been repaid by Cordia, including accrued interest, which amounted to $4,511.01.

Transactions with Former Affiliate

On March 3, 2003, Cordia sold its equity interests in its subsidiary, Insurance Solutions Group, Inc. ("ISG"), to West Lane Group, Inc., a company owned by the then-current management of ISG, for a purchase price of $750,000 represented by a promissory note in that amount, which note had a term of two years, bore interest at 6% per annum and was secured by 700,000 shares of Cordia's common stock owned by West Lane. The purpose of this transaction was so we could focus on our telecommunications business.  We also entered into a licensing agreement with ISG whereby ISG purchased an unlimited license to certain software owned by Cordia. Pursuant to the license agreement, ISG paid Cordia $100,000 on execution of the license agreement, and agreed to pay an additional $6,000 per month (including interest) for a period of 25 months.

On December 10, 2003, we agreed to accept a total of 312,500 shares of its common stock from West Lane Group, Inc. on behalf of West Lane Group, Inc, its affiliates and subsidiaries to satisfy $30,000 in principal and $33,750 in interest on the promissory note and $30,000 in interest on the licensing agreement. Upon transfer of the shares to the Company the shares were retired reducing the Company's outstanding shares.

On February 6, 2004, we entered into a Mutual Release and Satisfaction of Promissory Note and License Agreement whereby we has agreed to settle West Lane's payment obligations under the promissory note and licensing agreement in exchange for the return of 1,412,500 shares of the Company's common stock, a fifteen (15) month option to purchase 100,000 shares at a price of forty cents ($0.40) and the release of the Company's service obligations under the License Agreement. In addition to our settlement with West Lane, we transferred all ownership interest to the technology and source code of SUBRO AGS software to West Lane. Upon transfer of the shares to the Company the shares were retired reducing the Company's outstanding shares.

On December 28, 2004, we gave West Lane Group, Inc. written notice of our intention to exercise our option to purchase 100,000 shares at $0.40 per share pursuant to an option agreement entered into between the parties. The shares were transferred to Cordia on February 9, 2005.

Market for Common Equity and Related Stockholder Matters

Since June 7, 2002, our common stock has been listed under the symbol “CORG” on the OTC Bulletin Board.  Prior to that time, we were listed on the OTC Bulletin Board under the symbol “CORC” from June 5, 2001 to June 6, 2002 and under the symbol “CYOL” from May 8, 2000 to June 4, 2001, The following table represents the high and low per share bid information for our common stock for each quarterly period in fiscal 2005 and 2004. Such high and low bid information reflects inter-dealer quotes, without retail mark-up, mark-down or commissions and may not represent actual transactions.


	Year Ended 2005		Year Ended 2004
	High	Low	High	Low

Quarter ended March 31	$ 1.90	$ 0.65	$ 0.43	$ 0.33
Quarter ended June 30	2.20	1.40	0.40	0.33
Quarter ended September 30	2.15	1.76	0.50	0.25
Quarter ended December 31	3.76	1.95	1.05	0.44

As of March 20, 2006, there were 5,808,774 shares of our common stock outstanding held by approximately 146 shareholders of record.   Relying on information obtained in filing our proxy dated April 4, 2005, we believe we have additional shareholders and that the number of shareholders has increased since 2005, as a result of our SB-2 registration effective August 31, 2005.

We do not currently pay dividends on our common stock. We do not intend to declare or pay dividends on our common stock, but to retain earnings, if any, for the operation and expansion of our business.

Recent Sales of Unregistered Securities


On March 7, 2005, the Company consummated a private placement with Barron Partners, L.P., (“Barron”) a Delaware limited partnership in which the Company issued 1,500,000 shares of Series A Convertible Preferred Stock, and issued warrants to purchase 750,000 shares of its common stock at $2.00 per share and warrants to purchase 750,000 shares of its common stock at $4.00 per share.  Barron’s paid cash consideration for the Series A Convertible Preferred Stock and warrants aggregated $1,500,000.

The fair value of the warrants issued was estimated on the date of grant at $122,415, using the Black-Scholes option pricing model including expected volatility of 75% and average risk free rate of 3.825% and an expected life of three to four years.


There were no sales of unregistered securities during the twelve-month period ending December 31, 2004.

Issuer Purchases of Equity Securities

On January 7, 2004, the Board of Directors of Cordia unanimously authorized Cordia’s management to spend an aggregate of $100,000 to re-purchase Cordia’s common stock when market conditions favorable for that purpose prevailed.

			Total # of Shares
			Purchased as Part	Approximate Dollar Value of Shares
	Total # Shares	Average Price	of Publicly Announced	that May be Purchased Under
Period	Purchased	Per Share	Plans or Programs	Plans or Programs

7/1/04 – 7/31/04	15,800	$0.30	All	$95,260
8/1/04 – 8/31/04	27,200	$0.33 - $0.34	All	$86,184
9/1/04 – 9/31/04	10,000	$0.44	All	$81,784
10/1/04 – 10/31/04	7,500	$0.50	All	$78,034
12/1/04 – 12/31/04	7,450	$1.00	All	$70,584

All purchases were made in open-market transactions pursuant to the Board’s action taken on January 7, 2004.

The repurchase plan was announced in Company’s Form 8-K filed on January 14, 2004.  Under the plan, an aggregate of $100,000 was authorized for the purpose of re-purchasing Company’s Common Stock when market conditions were favorable for that purpose.  The plan prevented re-purchase of stock if the market price exceeded $1.00.  The plan would expire after the aggregate amount authorized was exhausted.  The last purchase made under the plan was in December 2004 and the Company does not intend to make any further purchases under the plan.

During the period of August 1, 2004 to August 31, 2004, a total of 17,200 shares were purchased at $0.33 per share and 10,000 shares were purchased at $0.34 per share. Cordia’s management purchased a total of 67,950 shares of common stock during fiscal year 2004 with an aggregate purchase price of $30,998.

Purchase of Treasury Stock pursuant to Option Agreement

On December 28, 2004, we gave West Lane Group, Inc. written notice of our intention to exercise our option to purchase 100,000 shares at $0.40 per share pursuant to an option agreement entered into between the parties. The shares were transferred to Cordia on February 9, 2005.  The total purchase price was $40,000.

Executive Compensation

The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to Cordia's chief executive officer and each of the other executive officers that were serving as executive officers at December 31, 2005 (collectively referred to as the "Named Executives").  No other executive officer serving from 2003 to 2005 received compensation greater than $100,000.

Summary Compensation Table


					Long- Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation($)	Restricted Stock Awards	Securities Underlying Options/SARS	LTIP Payouts	All Other Compensation

Joel Dupré, CEO (1)	2005	$151,000	None	None	None	50,000	None	None
	2004	None	None	None	None	None	None	None
	2003	None	None	None	None	None	None	None

Patrick Freeman, CTO (2)	2005	$175,000	$20,000	None	10,000	None	None	None
	2004	$151,000	None	None	None	None	None	None
	2003	$125,000	None	None	50,000	600,000	None	None

Kevin Griffo, President, COO (3)	2005	$151,000	None	None	None	75,000	None	None
	2004	None	None	None	None	None	None	None
	2003	None	None	None	None	None	None	None

Lorie Guerrera, CAO (4)	2005	$100,000	$5,000	None	None	None	None	None
	2004	$ 95,000	$5,000	None	30,000	50,000	None	None
	2003	$ 85,000	None	None	None	None	None	None

Wesly Minella, Secretary (5)	2005	$125,000	$10,000	None	10,000	50,000	None	None
	2004	None	None	None	None	None	None	None
	2003	None	None	None	20,000	50,000	None	None

(1)

Mr. Dupré has served as Chairman of the Board and Chief Executive Officer since May 2005. The options were granted on May 17, 2005, with an exercise price of $1.85 per share and three (3) year vesting schedule.  The options expire May 17, 2010.

(2)

Mr. Freeman has served as Chief Technology Officer since September 2005.  He also served as President and Chief Executive Officer of Cordia from December 2002 until May 2005.  In May 2005, he resigned from the position of Chief Executive Officer.  The options were granted on March 25, 2003, with an exercise price of $0.60 per share and three (3) year vesting schedule.  The options expire on March 25, 2008.

(3)

Mr. Griffo has served as President and Chief Operating Officer of Cordia Corporation since September 2005.  The options were granted on September 12, 2005, with an exercise price of $1.80 per share and three (3) year vesting schedule.  The options expire September 12, 2010.

(4)

Ms. Guerrera serves as Cordia’s Chief Accounting Officer and Treasurer. The options were granted on March 25, 2003, with an exercise price of $0.60 per share and three (3) year vesting schedule.  The options expire on March 25, 2008.

(5)

Mr. Minella has served as President and Chief Operating Officer of Company’s subsidiary, Cordia Communications Corp. since January 2005.  Mr. Minella has served as Cordia’s Secretary since 2001 without receiving a salary.  Mr. Minella’s 2003 options were granted on March 25, 2003, with an exercise price of $0.60 per share and three (3) year vesting schedule.  The options expire on March 25, 2008.  Mr. Minella’s 2005 options were granted on May 17, 2005 with an exercise price of $1.85 per share and three (3) year vesting schedule.  The options expire May 17, 2010.

Option/SAR Grants in Last Fiscal Year

	Number of securities	Percentage of total
	underlying options/	options/SARs granted	Exercise or base	Expiration
Name	SARs Granted (#)	to employees in fiscal year	price ($/Sh)	date

Joel Dupré	50,000	16.08%	$1.85	5/10/07
Patrick Freeman	None	None	None	N/A
Kevin Griffo	75,000	24.12%	$1.80	9/12/10
Lorie Guerrera	None	None	None	N/A
Wesly Minella	50,000	16.08%	$1.85	5/10/07

Aggregated Options/SAR Exercises n Last Fiscal Year and FY-End Option/SAR Values

			Number of securities		Value of unexercised
			underlying unexercised		in-the-money options/SARs
	Shares Acquired		options/SARs at FY-end (#)		at FY-end ($)
Name	on exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Joel Dupré	None	None	25,000	25,000	$10,500	$10,500
Patrick Freeman	None	None	600,000	0	$1,002,000	0
Kevin Griffo	None	None	37,500	37,500	$17,625	$17,625
Lorie Guerrera	None	None	50,000	0	$83,500	0
Wesly Minella	None	None	75,000	25,000	$94,000	$10,500

Stock Option Exercise

In fiscal 2005, none of the Named Executives exercised any options to purchase shares of Common Stock.

Long-Term Incentive Plan (“LTIP”)

There were no awards granted during fiscal year 2005 under a long-term incentive plan.


Board of Directors Compensation

Each director may be paid his expenses, if any, of attendance at each meeting of the board of directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the board or directors or both.  No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore.   Wesly Minella, Patrick Freeman and John Scagnelli were each issued 10,000 restricted shares, an aggregate 30,000 shares, on January 25, 2005 for their 2004-2005, service on the board.

No other compensation arrangements exist between Cordia and its Directors.

Report on Repricing of Options/SARs

During fiscal 2005, we did not adjust or amend the exercise price of stock options or SARs previously awarded to any executive officers.

Report on Executive Compensation

The Board of Directors determines the compensation of Cordia’s Executive Officer and President and sets policies for and reviews with the Chief Executive Officer and President the compensation awarded to the other principal executives, if any. The compensation policies utilized by the Board of Directors are intended to enable Cordia to attract, retain and motivate executive officers to meet Company goals using appropriate combinations of base salary and incentive compensation in the form of stock options. Generally, compensation decisions are based on contractual commitments, if any, as well as corporate performance, the level of individual responsibility of the particular executive and individual performance. During the fiscal year ended December 31, 2005, Cordia's Chief Executive Officer was Joel Dupré, Chief Accounting Officer and Treasurer was Lorie M. Guerrera, and Secretary was Wesly Minella.

Salaries. Base salaries for Cordia's executive officers are determined initially by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for management talent, including a comparison of base salaries for comparable positions at comparable companies within Cordia's industry.

Cordia believes that its salaries are below average as compared to its competitors. Annual salary adjustments are determined by evaluating the competitive marketplace, the performance of Cordia, the performance of the executive, particularly with respect to the ability to manage the growth of Cordia, the length of the executive's service to Cordia and any increased responsibilities assumed by the executive.

Stock Incentives. Stock incentives may be granted by the Board of Directors, in their sole discretion, to officers, employees, and consultants of Cordia in the form of stock options and restricted stock awards.    These awards allow us to attract and retain highly qualified officer and employees and to reward employees, officers, and consultant for their performance during the prior fiscal year.  In evaluating the performance of officers and employees, other than the Chief Executive Officer and President, the Board of Directors consults with the Chief Executive Officer and President and others in management, as applicable.

Board of Directors Interlocks and Insider Participation in Compensation Decisions

No such interlocks existed or such decisions were made during fiscal year 2005.

Financial Statements

The following consolidated financial statements, notes thereto, and the related independent registered public accounting firm’s report contained on page F-1 to our consolidated financial statements are herein incorporated:


         Report of Independent Registered Public Accounting Firm

         Consolidated Balance Sheets - December 31, 2005 and 2004

        Consolidated Statements of Operations - Years ended December 31, 2005 and 2004

        Consolidated Statements of Stockholders' Equity (Deficit) –

         Years ended December 31, 20045 and 2004

        Consolidated Statements of Cash Flows –

         Years ended December 31, 2005 and 2004

        Notes to Consolidated Financial Statements –

         Years ended December 31, 2005 and 2004

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On January 7, 2004, our former auditors resigned, because of their decision to cease offering auditing services to public companies, and on January 19, 2004, we engaged the services of Lazar, Levine & Felix LLP to serve as our new principal independent accountants for our audit for the year ending December 2003, for which a Form 8-K was filed.

CORDIA CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2005 AND 2004

Index to Consolidated Financial Statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Cordia Corporation

We have audited the accompanying consolidated balance sheets of Cordia Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cordia Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ LAZAR LEVINE & FELIX LLP

New York, New York
March 10, 2006


CORDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


	As of December 31,
	2005	2004
ASSETS

Current Assets
Cash and cash equivalents	$ 944,840	$ 300,119
Cash – restricted	1,401,058	-
Accounts receivable, less allowance for doubtful accounts of
$864,827 (2005) and $627,158 (2004)	5,992,833	4,423,423
Prepaid expenses	514,576	324,420
Accrued usage receivable	332,534	263,014
Deferred tax assets	278,000	-

TOTAL CURRENT ASSETS	9,463,841	5,310,976

Property and equipment, at cost
Office and computer equipment	787,809	236,597
Computer software	602,012	-
Leasehold improvements	255,050	-
	1,644,871	236,597
Less: Accumulated depreciation/amortization	354,430	59,182
NET PROPERTY AND EQUIPMENT	1,290,441	177,415

Other Assets
Security deposits and other assets	216,358	59,064

TOTAL ASSETS	$10,970,640	$ 5,547,455

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Current portion, capital lease obligations	$ 11,099	$ -
Accounts payable	2,708,784	3,316,121
Accrued expenses	4,260,304	2,154,910
Income taxes payable	109,000	-
Unearned income	1,161,562	867,728
Loans payable-other	57,000	57,000

TOTAL CURRENT LIABILITIES	8,307,749	6,395,759

Noncurrent Liabilities
Deferred rent	45,410	2,840
Deferred income taxes	9,000	-
Capital lease obligation, net of current	50,165	-

TOTAL NONCURRENT LIABILITIES	104,575	2,840

COMMITMENTS AND CONTINGENCIES

Stockholders’ Equity (Deficit)
Preferred stock, $.001 par value; 5,000,000 shares authorized,
797,800 shares issued and outstanding	798	-
Common stock, $.001 par value; 100,000,000 shares authorized,
5,639,410 (2005) and 4,541,210 (2004) shares issued and outstanding	5,639	4,541
Additional paid-in capital	6,054,606	3,660,087
Accumulated deficit	(3,406,729)	(4,459,774)

	2,654,314	(795,146)
Less: Treasury stock, at cost, 177,694 (2005) and 77,694 (2004) common shares	(95,998)	(55,998)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	2,558,316	(851,144)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$10,970,640	$ 5,547,455


See notes to consolidated financial statements.

CORDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS


	For the Year Ended
	December 31,
	2005	2004

Revenues
Telecommunications revenue	$ 41,238,380	$ 12,622,964
Other	712,835	606,492

	41,951,215	13,229,456
Cost of Revenues
Resale and wholesale line charges	21,807,095	6,207,042

Gross Profit	20,144,120	7,022,414

Operating Expenses
Sales and marketing	4,336,415	2,596,326
Provision for doubtful accounts	5,381,753	627,544
General and administrative	8,978,211	3,892,658
Depreciation	313,998	48,941

	19,010,377	7,165,469

Operating Income (Loss)	1,133,743	(143,055)

Other Income (Expenses)
Net Interest Income (expense)	26,358	(8,936)

Income (Loss) Before Income Taxes	1,160,101	(151,991)

Income Tax (Benefit)	(105,359)	17,809

Net Income (Loss)	1,265,460	(169,800)

Dividends on preferred stock	(212,415)	-

Net Income (Loss) applicable to common stockholders	$ 1,053,045	$ (169,800)

Basic Income (Loss) per share	$ 0.23	$ (0.04)

Weighted Average Common Shares Outstanding	4,675,779	4,722,032

Diluted Income (Loss) per share	$ 0.20	$ (0.04)

Weighted Average Common and Common Equivalent Shares Outstanding	6,379,229	4,722,032


See notes to consolidated financial statements.

CORDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2005 AND 2004


	Preferred Stock		Common Stock			Treasury Stock
					Additional
	Number of		Number of		Paid-In	Number of		Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Equity/Deficit

Balance, December 31, 2003	-	$ -	6,156,211	$ 6,156	$4,271,622	10,000	$ (25,000)	$ (4,289,974)	$ (37,196)

Common Stock issued:
Employees			110,000	110	45,490	(256)			45,600
Stock received from Sale of ISG and retired			(1,725,001)	(1,725)	(657,025)				(658,750)

Treasury Shares Purchased						67,950	(30,998)		(30,998)

Net Loss								(169,800)	(169,800)

Balance, December 31, 2004	-	-	4,541,210	4,541	3,660,087	77,694	(55,998)	(4,459,774)	(851,144)

Preferred Stock Issued
Net of fees	1,500,000	1,500			1,453,500				1,455,000
Warrant valuation					122,415			(122,415)	-
Beneficial conversion feature					90,000			(90,000)	-

Common Stock issued:
Employees			30,000	30	23,970				24,000
Non employees			36,000	36	44,964				45,000
Preferred shares converted to common	(702,200)	(702)	702,200	702
Exercise of Warrant A			330,000	330	659,670				660,000

Treasury Shares Purchased						100,000	(40,000)		(40,000)

Net Income								1,265,460	1,265,460

Balance, December 31, 2005	797,800	$ 798	5,639,410	$ 5,639	$6,054,606	177,694	$ (95,998)	$ (3,406,729)	$2,558,316


See notes to consolidated financial statements

CORDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


	For the Year Ended
	December 31,
	2005	2004
Cash Flows From Operating Activities
Net Income (loss) from continuing operations	$ 1,265,460	$ (169,800)
Adjustments to reconcile net income (loss) to net cash
(used) provided by operations
Compensatory stock expense	61,500	45,600
Provision for doubtful accounts receivable	5,381,753	627,544
Depreciation expense	313,998	48,941
Deferred income taxes	(269,000)	-
(Increase) decrease in assets:
Restricted cash	(1,401,058)	-
Accounts receivable	(6,951,163)	(4,450,127)
Prepaid expenses and other current assets	(182,656)	(247,161)
Accrued usage receivable	(69,520)	(180,866)
Security deposits	(101,044)	18,350
Increase (decrease) in liabilities:
Accounts payable	(607,338)	2,428,261
Accrued expenses	2,105,394	1,615,194
Income taxes payable	109,000	-
Unearned income	293,835	685,965
Other long term assets	(75,000)	-
Deferred Rent	42,570	2,840

NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	(83,269)	424,741

Cash Flows From Investing Activities
Capitalized software costs	(602,012)	-
Leasehold improvements	(255,050)	-
Purchase of property and equipment	(487,305)	(196,838)

NET CASH USED BY INVESTING ACTIVITIES	(1,344,367)	(196,838)

Cash Flows From Financing Activities
Net proceeds from issuance of preferred stock	1,455,000	-
Net proceeds from exercise of warrants	660,000	-
Proceeds from loans payable	-	20,000
Principal payments on capital leases	(2,643)	-
Payments of loans payable to affiliates	-	(28,074)
Purchase of treasury stock	(40,000)	(30,998)

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	2,072,357	(39,072)

Increase in Cash	644,721	188,831

Cash, Beginning	300,119	111,288

Cash, Ending	$ 944,840	$ (300,119)

Supplemental Disclosures of Cash Flow Information - Cash paid during the year for:
Interest	$ 8,739	$ 8,936
Income Tax	$ 54,641	$ 17,809
Non Cash Items:
Restricted Common stock issued:
36,000 shares for investor relations agreement valued at $45,000; prepaid portion	$ 7,500	$ -

Supplemental Disclosure of non-cash investing and financing activities:
The Company obtained capital lease equipment in the amount of $63,907 during fiscal year ended December 31, 2005.


See notes to consolidated financial statements.

CORDIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

The Company

Cordia Corporation (formerly CyberOpticLabs, Inc.) ("Cordia") was organized on June 22, 1988, and consummated an Initial Public Offering of its common stock on March 15, 1989. On February 26, 1992, Cordia filed a current report on Form 8-K reporting that it had ceased operations and was liquidating its assets to pay off existing liabilities due to a lack of working capital.

On November 30, 2000, Cordia acquired all of the outstanding common stock of ISG Group, Inc. ("ISG") and U.S. Direct Agency, Inc. ("USD") in exchange for 4,330,200 shares of Cordia's common stock (approximately 84 percent of Cordia's common shares issued and outstanding). For accounting purposes, the transaction was treated as the acquisition of Cordia by ISG and USD, with ISG and USD as the accounting acquirer (reverse acquisition).

The acquisition of Cordia had been accounted for as a series of capital stock transactions by ISG and USD. Accordingly, no goodwill was recorded and no pro-forma information was provided.

The Company operates through different subsidiaries, but management believes that all such subsidiaries constitute a single operating segment since the subsidiaries have similar economic characteristics.

Operations

The Company’s wholly-owned subsidiary, Cordia Communications Corp. ("CCC"), was formed during 2001, and commenced operations during 2002, as a competitive local exchange carrier.  CCC provides local and long distance telecommunications services to businesses and individuals in Massachusetts, New York, New Jersey, Pennsylvania and Washington. The telecommunications services provided by CCC are subject to regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon CCC.

Principles of Consolidation

The consolidated financial statements include the accounts of Cordia, Cordia International Corp., CordiaIP, My Tel (an inactive subsidiary) and CCC for the years ended December 31, 2005 and 2004. All material intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

CORDIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont'd)

Cash and Cash Equivalents

The Company classifies as cash and cash equivalents amounts on deposit in banks and cash invested temporarily in various instruments with maturities of three months or less at time of purchase.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these items. The carrying amount of debt also approximates fair value since the interest rates on these instruments approximate market interest rates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. For financial reporting purposes, depreciation is provided using accelerated methods over useful lives ranging from three to seven years for furniture and equipment.  Capitalized software is depreciated using the straight-line method over a three (3) year period.  Leasehold improvements are amortized over the life of their respective leases.   Expenditures that significantly increase value or extend useful asset lives are capitalized. Expenditures for maintenance, repairs and renewals of a minor nature are charged against operations as incurred.

Concentrations of Credit Risk, Significant Customers and Key Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

The Company from time to time may maintain cash balances, which exceed the Federal Depository Insurance Coverage limit. The Company performs periodic reviews of the relative credit rating of its bank to lower its risk.

The Company’s accounts receivable subject the Company to credit risk, as collateral is generally not required. The large number of customers mitigates the concentration of credit risk. No customer represented more than 10% of the Company’s consolidated operating revenues for each of the years ended December 31, 2005 and 2004.   No customer represented more than 10% of the Company’s account receivable balance at December 31, 2005 and 2004.

The Company leases a portion of network space from incumbent local exchange carriers (“ILECs”) that are major competitors of the Company, and is dependent upon the availability of network owned by the ILECs. The Company is exposed to risk associated with failing to obtain favorable renewal contract terms with these suppliers, which include rates that are subject to industry regulation, and to risk regarding the timeliness of supplier processing of the Company’s orders for its customers.

CORDIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont'd)

The Company primarily uses three vendors for obtaining and providing telecommunication services. If these vendors were unable to meet the Company’s needs, management believes that the Company could obtain a portion of another carrier network on comparable terms and that its operating results would not be materially adversely affected; however, if unfavorable terms could not be reached or services were disrupted, the Company may incur significant costs to integrate its network to the new network, which could have a material adverse effect on the Company’s financial condition and results of operations.

Revenue Recognition

Telecommunication income is recognized as services are provided. The Company recognizes revenues in accordance with the Securities and Exchange Commission, Staff Accounting Bulletin 104, “Revenue Recognition” (“SAB 104”). Under SAB 104, revenue is recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectability is reasonably assured.

Amounts invoiced and collected in advance of being earned are recorded as unearned income.  Services utilized/rendered, but not billed are recorded as accrued usage receivable.

Sales and Marketing

Sales and marketing costs are expensed as incurred. For the years ended December 31, 2005 and 2004, sales and marketing costs aggregated $4,336,415 and $2,596,326, respectively.

Provision for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables.

During 2005, the Company wrote off approximately $5,000,000 of bad debts primarily due to its rapid growth and increase in residential customers compared to business customers.  Bad debt as a percentage of sales is expected to decline due to credit monitoring, customer service reorganization, and geographical targeting that was implemented in 2005.

Comprehensive Income (Loss)

The Company has no items of other comprehensive income in any period presented.  As such, Net Income (Loss) as presented in the statements of operations equals comprehensive income (loss).

Stock-Based Compensation

SFAS No. 148, Accounting for Stock Based Compensation-Transition and Disclosure, (“SFAS No. 148”), amended FASB Statement No. 123, Accounting for Stock-based Compensation , (“SFAS No. 123”), provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation. However, it allows an entity to continue to measure compensation cost for those instruments using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB No. 25”), provided it discloses the effect of SFAS No. 123, as amended by SFAS No. 148, in the footnotes to the financial statements. Until the adoption of SFAS No. 123(R), Share-Based Payment, which becomes effective for the Company in January 2006, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method.  See below under recent accounting pronouncements for accounting under SFAS No. 123(R).

CORDIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont'd)

Compensation expense, if any, based on the intrinsic value method is recognized on a straight-line basis over the vesting term. Had the Company elected to recognize compensation cost based on fair value of the stock options at the date of grant under SFAS No. 148, such costs would have been recognized ratably over the vesting period of the underlying instruments and the Company’s net income (loss) applicable to common shareholders and net income (loss) applicable to common shareholders per common share would have changed to the pro forma amounts indicated in the table below:

	As reported	Pro Forma
2005
Net Income applicable to common stockholders	$1,053,045	$ 824,832
Basic Income per share	$0.23	$0.18
Diluted Income per share	$0.20	$0.13

2004
Net Loss applicable to common stockholders	($169,800)	($283,380)
Basic Loss per share	($0.04)	($0.06)
Diluted Loss per share	($0.04)	($0.06)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2005 and 2004, respectively:  expected volatility of 112.09% and 107.08%; risk-free rate of 4.06% and 3.31%; and expected life of 3 years and 4 years.

The effects of applying SFAS 123 in the above pro forma disclosures are not indicative of future amounts as future amounts are likely to be affected by the number of grants awarded and since additional awards are generally expected to be made at varying prices.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings (loss) Per Share

Earnings (loss) per common share are calculated under the provisions of SFAS No. 128, “Earnings per Share.” SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common share outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive common shares outstanding. Diluted earnings (loss) per share for 2004 is the same as basic earnings per share as the effect of the common stock purchase options and warrants outstanding, on such calculation, would have been anti-dilutive.

Weighted average number of shares outstanding was 4,675,779 and 4,722,032, for basic earnings per share, and 6,379,229 and 4,722,032, for diluted earnings per share for 2005 and 2004, respectively.   In 2004, a total of 472 potential dilutive shares were excluded in the calculation of diluted earnings per share as their impact was anti-dilutive.

CORDIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont'd)

Recent Accounting Pronouncements Affecting the Company

In December 2004, the FASB issued a revision of SFAS No. 123 “Share-Based Payment” (No. 123R).  The statement establishes standards for accounting for transactions in which an entity exchanges its equity investments for goods and services.  It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.  The statement does not change the accounting guidance for share-based payments with parties other than employees.  The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exception).  That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period).  A public entity will initially measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair value; the fair valued of that award will be remeasured subsequently at each reporting date through the settlement date.  Changes in fair value during the requisite service period will be recognized as compensation over that period.  The grant-date for fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of these instruments.  The Company will be required to comply with this pronouncement for fiscal period commencing January 1, 2006.

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 154, Accounting Changes and Error Corrections which replaces APB Opinion No. 20 Accounting Changes and SFAS No. 3. Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is not practicable.  SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the Company in the first quarter of fiscal 2006.  Although the Company will continue to evaluate the application of SFAS No. 154, management does not currently believe adoption will have a material impact on the Company’s results of operations or financial position.

NOTE 2 - SALE OF BUSINESS SEGMENTS

Sale of Insurance Subrogation Group, Inc (“ISG”)

On March 3, 2003, Cordia sold its equity interests in ISG to West Lane Group, Inc., a company owned by the then current management of ISG for a purchase price of $750,000.  The purchase price was represented by a two-year promissory note, which bore interest at a rate of 6% per annum and was secured by 700,000 shares of Cordia’s stock owned by West Lane.

In two transactions occurring in December 2003, and February 2004, respectively, the Company agreed to accept a total of 1,725,001 shares of its common stock owned by West Lane Group, Inc. and a fifteen (15) month option to purchase 100,000 additional shares of its common stock at $.40 per share to satisfy the remaining principal balance of the promissory note pursuant to a Mutual Release and Satisfaction of Promissory Note and License Agreement.  A total of 1,725,001 shares were transferred to the Company during the first quarter of 2004 and all were thereafter retired resulting in a reduction of total outstanding shares, as of February 18, 2004 to 4,431,210 shares.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company periodically borrows funds from shareholders and affiliates of shareholders. The loans bear interest at a rate of 12% per annum and are payable on demand. Interest expense resulting from related party loans totaled $2,958 and $2,040 during the years ended December 31, 2005 and 2004, respectively.  At December 31, 2005 and 2004, loans outstanding to shareholders and/or its affiliates were $0.

CORDIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 4 - STOCKHOLDERS' EQUITY

On April 6, 2005, the Company issued 36,000 restricted shares of its common stock to a consulting firm pursuant to the terms of a one (1) year consulting agreement. The shares were valued at $45,000 and are being prorated over the term of the agreement.  At December 31, 2005 the prepaid portion was $7,500.

On March 7, 2005, the Company consummated a private placement with Barron Partners, L.P., (“Barron”) a Delaware limited partnership in which the Company issued 1,500,000 shares of Series A Convertible Preferred Stock (“Series A Preferred”), and issued warrants to purchase 750,000 shares of its common stock at $2.00 per share and warrants to purchase 750,000 shares of its common stock at $4.00 per share.  The Series A Preferred is convertible at any time at a 1:1 conversion rate of Series A Preferred to common stock.  Barron’s paid cash consideration for the Series A Preferred and warrants aggregated $1,500,000.  The warrants are exercisable at any time during their useful life prior to their expiration in March 2008 and 2009, respectively.

The warrants are subject to certain conditions which may result in an adjustment of the exercise price.  The warrant price may be reduced if the Company fails to meet the stated EBIDTA in the agreement.  This reduction shall be made on a proportionate basis if the Company’s earnings fall below $0.25 per share.  For example, if the Company earns $0.20 per share, or 20% below $0.25 per share then the warrant exercise price shall be reduced by 20%.  If the Company’s EBIDTA earnings are less than or equal to $0.025 per share, or the Company experiences a loss, the warrant exercise price shall be reduced by 90%.  For the period ended December 31, 2005, EBIDTA was $0.23 per share.

The 3,000,000 shares of common stock underlying the Series A Preferred and warrants were registered on Form SB-2, registration number 333-124996, effective August 31, 2005.  As of December 31, 2005, Barron converted 702,200 shares of Series A Preferred into common stock and purchased 330,000 shares of common stock by exercising 330,000 warrant shares at $2.00 per share.  As of March 1, 2006, subsequent to the balance sheet date, Barron converted an aggregate of 792,200 shares of Series A Preferred into common stock.

The fair value of the warrants issued was estimated on the date of grant at $122,415, using the Black-Scholes option pricing model including expected volatility of 75% and average risk free rate of 3.825% and an expected life of three to four years.

The conversion terms of Series A Preferred result in a beneficial conversion amount of $90,000 calculated on 1.5 million Series A Preferred shares and the difference between the fair value of Series A Preferred shares and the market value of the Company’s common shares, into which these are convertible.

In accordance with the guidance of EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”), the value of the warrants and beneficial conversion have been accounted for as a dividend paid to Series A Preferred and have been deducted from net income for the purpose of determining net income available to common stockholders.

On January 25, 2005, the Company issued a total of 30,000 restricted shares of its common stock, to current employees and board members, and accordingly, recognized $24,000 as compensatory stock expense.

On December 28, 2004, the Company gave West Lane Group, Inc. written notice of its intention to exercise its option to purchase 100,000 shares at $0.40 per share pursuant to an option agreement entered into between the parties. The shares were purchased by the Company on February 9, 2005 for $40,000.

NOTE 5 – EMPLOYEE STOCK COMPENSATION

On May 23, 2003, Cordia’s shareholders voted to amend the 2001 Equity Incentive Plan (the "Plan") by authorizing an additional 1,000,000 shares. The total number of shares of Cordia's common stock authorized for issuance under the Plan is 6,000,000, subject to adjustment for events such as stock dividends and stock splits.

The Plan is administered by a committee of the board of directors having full and final authority and discretion to determine when and to whom awards should be granted. The committee will also determine the terms, conditions and restrictions applicable to each award. Transactions under the Plan are summarized as follows:

		Weighted Average
	Stock Options	Exercise Price

Balance, January 1, 2004	928,000	$1.14

Granted with 5 year vesting	209,000	0.40
Exercised	-
Expired	(200,000)	0.40

Balance, December 31, 2004	937,000	$1.13

Granted with 5 year vesting	211,000	1.90
Exercised	-
Expired	-

Balance, December 31, 2005	1,148,000	$1.27

As of December 31, 2005, there were 1,040,250 options outstanding that were exercisable.  Additional information as of December 31, 2005 with respect to all outstanding options is as follows:

		Options Outstanding
		Weighted Average		Options Exercisable
	Number	Remaining Contractual	Weighted Average		Weighted Average
Range of Prices	Outstanding	Life	Exercise Price	Number Exercisable	Exercise Price

$0.40 - $0.60	874,000	2.25	$0.60	871,750	$0.60

$1.80 - $2.36	211,000	4.57	$1.90	105,500	$3.79

$5.00 - $11.25	63,000	0.72	$8.49	63,000	$8.49

$0.40 - $11.25	1,148,000	2.59	$1.27	1,040,250	$1.40

CORDIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 6 – INCOME TAXES

The tax effect of the temporary differences that give rise to deferred tax assets are presented below:

	Year Ended
	December 31,
	2005	2004

Deferred Tax Assets:
Accounts Receivable	$328,000	$250,000
Net Operating Losses	-	729,000
Valuation Allowances	(50,000)	(979,000)
	278,000	-

Deferred Tax Liabilities:
Fixed Assets	9,000	-

Net Deferred Tax Asset	$269,000	$ -

The valuation allowance has been reduced considerably as management deems it is more likely than not, that the deferred tax asset will be realized based on future estimated taxable income and reversal of temporary deductible differences,

The components of income tax expense (benefit) are as follows:

	Year Ended
	December 31,
	2005	2004

Deferred Tax Assets:
Accounts Receivable	$328,000	$250,000
Net Operating Losses	-	729,000
Valuation Allowances	(50,000)	(979,000)
	278,000	-

Deferred Tax Liabilities:
Fixed Assets	9,000	-

Net Deferred Tax Asset	$269,000	$ -

CORDIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 6 – INCOME TAXES  (cont’d)

A reconciliation of the difference between the expected tax rate using the statutory federal tax rate and the Company’s effective tax rate is as follows:

	Year Ended
	December 31,
	2005	2004

U.S Federal income tax statutory rate	34.0%	34.0%
State income tax, net of federal income tax benefit	4.7	4.5
Net operating loss benefit	(47.8)	(26.8)
Effective tax rate	(9.1%)	11.7%

NOTE 7 – RESTRICTED CASH

At December 31, 2005, the Company held four Certificates of Deposit (“CD’s”) totaling $1,367,000.  The CD’s secure four Letters of Credit (“LOC’s”), which were required as a result of its contract with Verizon Communications. The CD’s mature in March, April and July 2006, as the Company is unable to withdraw the funds prior to maturity, the amounts are shown as restricted cash.    The LOC’s expire in April and July 2006 and March 2007, respectively.

NOTE 8 – COMMITMENTS

Operating Leases

The Company is committed for annual rentals under three separate non-cancelable operating leases for its office space. Future minimum rental commitments under these leases for years subsequent to December 31, 2005, are as follows:

Year Ending
December 31

2006	$ 374,909
2007	383,887
2008	392,865
2009	354,643
2010	312,218
Thereafter	421,231

$ 2, 239,753

Rent and other occupancy charges included in operating expenses was $407,784, and $163,195, for the years ended December 31, 2005, and 2004, respectively.

CORDIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 7 – COMMITMENTS (cont’d)

The Company is a lessee of telephone equipment under capital leases which expire in 2010.  The asset and liability under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset.  The assets are depreciated over the lower of the lease term or its estimated productive life.  Interest on these leases aggregate 7.75% per annum.  Depreciation expense of assets under capital lease are included in depreciation expense and amounted to $5,325 for the year ended December 31, 2005.

At December 31, 2005 assets held under capital lease are as follows:

2005
Telephone equipment	$63,907
Less: accumulated depreciation	(5,325)
$58,582

Future minimum lease payments under capital lease obligations at December 31, 2005 are as follows:

	Year Ending
	December 31

	2006	$ 15,458
	2007	15,458
	2008	15,458
	2009	15,458
	2010	11,594
		73,426
Loan interest portion:		(12,162)
		61,264
Current portion:		(11,099)
Capital lease obligation
net of current		$ 50,165

Loans Payable

At December 31, 2005 and 2004, the Company had a loan payable balance of $57,000 due to an unrelated third party.  The loan beared interest at a rate of 7.9% per annum and was payable on demand.  Interest expense resulting from this loan totaled $4,602 for 2005 and 2004.  As of March 30, 2006, subsequent to the balance sheet date, this loan was repaid in full.

CORDIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 8 – COMMITMENTS (cont’d)

Employee Benefit Plan

In 2004, the Company began the “Cordia Corporation 401(k) Profit Sharing Plan” (the “Plan”) covering all eligible employees. Under the Plan, the Company matches on an elective basis, 50% of the first 6% contributed by the employee, for an aggregate maximum of 3%. Participating employees shall become fully vested in employer contributions after three (3) years of service. If a participating employee is terminated or resigns before the three (3) year vesting period employer contributions shall be forfeited.  The Plan became effective January 1, 2004, and employee and employer contributions commenced April 16, 2004. Total contributions made to the Plan for the years ended December 31, 2005 and 2004 were $109,530 and $76,687, respectively.

NOTE 9 – SUBSEQUENT EVENTS

(a)

On February 15, 2006, subsequent to the balance sheet date, the Company through its subsidiary Cordia International Corp. purchased a 100% interest in Triamis Group Limited, a Hong Kong company.  For purposes of this transaction, Cordia formed Cordia International Group, Inc., a British Virgin Islands holding company, to hold all of the issued and outstanding stock of Triamis Group Limited.  In exchange, the shareholders of Triamis received consideration comprised of US $200,000 cash and $200,000 in restricted Cordia Corporation common stock which is equal to 79,634 shares.  In addition, Triamis Group Limited’s management team, consisting of two members, was hired to serve as Director of Operations and Director of Sales and Business Development of Cordia’s Asia Pacific Division.

(b)

On or about March 22, 2006, subsequent to the balance sheet date, the Company through its subsidiary Cordia HK Limited executed a two (2) year lease for office space located in Hong Kong at a rental price of HK $26,258 or approximately US $3,383 per month plus management fees and air conditioning charges totaling HK $4,146 or approximately US $534.  The lease provides for a two (2) month rent-free period with a rent commencement date of May 21, 2006.

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PART 11 – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24 - Indemnification of Directors

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the “NRS”) and our bylaws. Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation, which is not the case with our articles of incorporation. Excepted from that immunity are:

(1)	a willful failure to deal fairly with Cordia or its shareholders in connection with a matter in which the director has a material conflict of interest;

(2)	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

(3)	a transaction from which the director derived an improper personal profit; and

(4)	willful misconduct.

Our bylaws provide that we will advance all expenses incurred to any director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request. This advancement of expenses is to be made upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to be indemnified under our bylaws or otherwise. The Board of Directors may authorize the corporation to indemnify and advance expense to any officer, employee, or agent of the corporation who is not a director to the extent permitted by law.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Item 25. Other Expenses of Issuance and Distribution

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee	$706.20
Transfer Agent fees	$1,500.00
Accounting and auditing fees and expenses	$7,500.00
Legal fees and expenses	$5,000.00

Total	$14,706.20

Item 26.  Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the twelve-month period ending December 31, 2004.  On March 7, 2005, the Company consummated a private placement with Barron Partners, L.P., (“Barron”) a Delaware limited partnership in which the Company issued 1,500,000 shares of Series A Convertible Preferred Stock, and issued warrants to purchase 750,000 shares of its common stock at $2.00 per share and warrants to purchase 750,000 shares of its common stock at $4.00 per share.  Barron’s paid cash consideration for the Series A Convertible Preferred Stock and warrants aggregated $1,500,000.  The preferred stock and warrants were sold to one party who is an accredited investor as defined by Rule 501 of Regulation D of the Securities Exchange Act.  In relation to this placement, we filed a Form D on March 7, 2005. We believe we qualify for an exemption under Rule 506 of Regulation D.

Item 27.  Exhibits

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed.

Exhibit No.
2.1	Articles of Incorporation (incorporated by reference to Exhibit B(1) to our Form 10-Q filed with the Commission on May 16, 2000.

2.2	Revised Bylaws (incorporated by reference to Exhibit B(4) to our Form 10-Q filed with the Commission on May 16, 2000.

2.3	Articles of Merger of Vestex, Inc. and CyberopticLabs, Inc. (incorporated by reference to Exhibit B(2) to our Form 10-Q filed with the Commission on May 16, 2000)

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Form 10-KSB filed with the Commission on April 14, 2001).

5.1	Legal Opinion

10.1	Cordia Corporation 2001 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 10-KSB filed with the Commission on April 14, 2001).

10.2	Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to our Form 8-K filed with the Commission on March 7, 2005)

10.3	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to our Form 8-K filed with the Commission on
March 7, 2005).

10.4	Certificate of Designation of Preferences (incorporated by reference to Exhibit 10.3 to our Form 8-K filed with the Commission on March 7, 2005).

10.5	Common Stock Purchase Warrant A (incorporated by reference to Exhibit 10.4 to our Form 8-K filed with the Commission on March 7, 2005).

10.6	Common Stock Purchase Warrant B (incorporated by reference to Exhibit 10.5 to our Form 8-K filed with the Commission on March 7, 2005).

10.7	Amendment to Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to our Form 8-K/A filed with the
Commission on March 11, 2005).

10.8	Agreement to Clarify the Terms of Warrant A and Warrant B (incorporated by reference to Exhibit 10.1 to our Form 8-K/A filed with the Commission on April 6, 2005).

10.9	Common Stock Purchase Warrant A corrected as of April 6, 2005 (incorporated by reference to Exhibit 10.2 to our Form 8-K/A filed with the Commission on April 6, 2005).

10.1	Common Stock Purchase Warrant B corrected as of April 6, 2005 (incorporated by reference to Exhibit 10.3 to our Form 8-K/A filed with the Commission on April 6, 2005).

10.11	Amendment to Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to our Form 8-k filed with the Commission on April 27, 2005.

10.12	Qwest Master Services Agreement for Qwest Platform Plus Service

10.13	Verizon Wholesale Advantage Services Agreement (certain portions have been omitted based upon a request for confidential treatement; Non public information has been filed with the Commission)

11.1	Computation of Per Share Earnings (incorporated by reference to Exhibit 11.1 to our Form 10-QSB filed with the Commission on March 31, 2006)

21	Subsidiaries - (incorporated by reference to Exhibit 21 to our Form 10-KSB filed with the Commission on March 31, 2006.

23.1	Consent of Victor D. Schwarz, LLC, Attorneys at Law (see exhibit 5.1)

23.2	Consent of Lazar Levine & Felix, LLP – Independent Registered Public Accounting Firm

Item 28.  Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

	(a)	include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)

reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration Statement; and

	(c)	include any additional or changed material information on the plan of distribution.

2.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of White Plains, State of New York on April 7, 2006.

                                                                                              CORDIA CORPORATION

Date: April 7, 2006                                                                By: /s/ Joel Dupré
                                                                                              -------------------------------------
                                                                                               Joel Dupré
                                                                                              President and Chief Executive Officer

Date: April 7, 2006                                                                By: /s/ Lorie M. Guerrera
                                                                                              -------------------------------------
                                                                                               Lorie M. Guerrera
                                                                                              Chief Accounting Officer
                                                                                              (Principal financial officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities stated on April 7, 2006.

                  Signature                                               Title
                 ------------                                               ------

         /s/Joel Dupré                                                  Chairman of the Board, Chief Executive Officer

        -----------------------------------

         /s/Patrick Freeman                                         Chief Technology Officer, Director
        ----------------------------------

         /s/Wesly Minella                                            Secretary, Director
       ----------------------------------

         /s/John Scagnelli                                            Director
       ----------------------------------

        /s/  Gandolfo Verra                                         Director

        -----------------------------------